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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of May, 2004

Commission File Number  0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

2003 ANNUAL REPORT

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANNUAL INFORMATION FORM

                      CONSOLIDATED MERCANTILE INCORPORATED


                               2003 ANNUAL REPORT

TO THE SHAREHOLDERS



Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2003.


Notwithstanding the economic climate, revenues increased by 6% to approximately $255 million from $241 million in 2002. Net Earnings for the year were $2.9 million or $0.59 per share compared with $0.56 per share in 2002, a continuation of our established earnings and sales growth pattern over the past years.


Management's ability to realize strategic corporate objectives and to continue to grow the value of the Company is evidenced by the completion of our previously announced purchase of the swimming pool and pool equipment business of Jacuzzi Inc. and Jacuzzi Leisure Products Inc. This acquisition serves to solidify the Pool Products Group as a leader in the industry with superior talent, exciting innovative product lines, and excellent potential for future growth. Additional profitability should be achieved as this strategic acquisition is rationalized over the next 12 months.


Approximately $13.9 million was invested in new equipment, facility upgrades, product line expansion and the implementation of new technology in order to ensure our ability to service tomorrow's customer effectively. It is intended that this equipment expansion and a targeted acquisition program will be continued to further enhance profitability.


Our furniture manufacturing unit continues to develop its niche as a manufacturer of quality leather furniture for both Canadian and U.S. markets. This unit's expanded U.S. Sales Group and Showroom facilities, together with its investment in new technology, have strengthened its operational base which should serve to increase the potential for continued growth.


The Company recently completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair") to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows us to build on our expanded equity base. As a result, Polyair will now be accounted for using the equity method. The Board is delighted to have Glencoe's participation as we continue to support Polyair's management team towards future growth.


During the period under review, the Company provided notice of its intention to renew its normal course issuer bid to repurchase up to 5% of its issued and outstanding shares in the open market until September 21, 2004. The number and timing of such purchases, if any, are to be determined by the Company.


Your directors are extremely pleased with the results achieved to-date. As we reflect on the past we look forward to the future and continue to search for new opportunities. Together with the Executives, Officers and Employees we take this opportunity to thank our Shareholders for their continued support.


On Behalf of the Board



"Signed"
Fred Litwin
President

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31


ASSETS
                                                                                                2003              2002
                                                                                                ----              ----
Current
  Cash and cash equivalents                                                               $      1,475,320  $      5,600,840
  Short-term investments (market value $84,277; 2002 - $84,421)                                     84,277            84,421
  Accounts receivable (Note 3)                                                                  37,622,193        30,224,885
  Due from joint venture (Note 14)                                                               1,089,135           491,420
  Income taxes receivable                                                                          178,581           737,646
  Inventories (Note 4)                                                                          45,256,246        24,533,043
  Prepaid expenses                                                                               2,988,216         1,033,661
  Future income taxes (Note 12(b))                                                               1,967,300         1,380,655
                                                                                          ----------------  ----------------
                                                                                                90,661,268        64,086,571
Investment  (Note 5)                                                                               496,714           493,964
Property, plant and equipment  (Note 6)                                                         52,075,544        54,045,508
Goodwill                                                                                         2,190,824         2,216,876
Deferred financing costs                                                                         1,165,612         1,098,284
Patent, trademarks and licence agreement                                                           307,226           344,774
Future income taxes  (Note 12(b))                                                                2,184,916         1,055,722
                                                                                          ----------------  ----------------
                                                                                          $    149,082,104  $    123,341,699
                                                                                          ================  ================
LIABILITIES

Current
  Bank indebtedness (Note 7)                                                              $     19,727,764  $      2,721,360
  Accounts payable and accrued liabilities                                                      40,127,699        29,572,282
  Income taxes payable                                                                           2,648,998         4,589,704
  Future income taxes (Note 12(b))                                                                  81,751                -
  Current portion of long-term debt (Note 8)                                                     6,200,731         5,206,779
                                                                                          ----------------  ----------------
                                                                                                                  42,090,125
Long-term debt  (Note 8)                                                                        28,137,868        30,493,061
Non-controlling interest                                                                        25,384,536        24,975,449
Future income taxes  (Note 12(b))                                                                4,960,648         4,592,548
                                                                                          ----------------  ----------------
                                                                                               127,269,995       102,151,183
Contingencies and commitments (Note 13)

SHAREHOLDERS' EQUITY
Capital stock  (Notes 1 and 9)
  Issued and outstanding
      1,538,493  Class A preference shares (2002 - Nil)                                           691,502            -
            Nil  Preference shares, Series 1 (2002 - 3,076,885)                                    -                 691,502
      4,873,083  Common shares (2002 - 2,779,320)                                               1,906,156          1,670,584
                                                                                         ----------------   ----------------
                                                                                                                   2,362,086
Contributed surplus                                                                                59,411             59,411
Cumulative translation account                                                                 (1,474,768)           561,559
Retained earnings                                                                              20,629,808         18,207,460
                                                                                         ----------------   ----------------
                                                                                               21,812,109         21,190,516
                                                                                         ----------------   ----------------
                                                                                         $    149,082,104   $    123,341,699
                                                                                         ================   ================

See accompanying notes to financial statements.

APPROVED ON BEHALF OF THE BOARD:

"Signed"                                                            "Signed"
Director                                                           Director

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

                                                                              2003             2002               2001
                                                                              ----             ----               ----
BALANCE AT BEGINNING OF YEAR                                            $     18,207,460 $     15,354,142  $     14,249,293

  Excess of cost of shares purchased for cancellation over
     stated value                                                               (446,211)            -             (140,543)

  Net earnings for the year                                                    2,868,559        2,853,318         1,245,392
                                                                        ---------------- ----------------  ----------------

BALANCE AT END OF YEAR                                                  $     20,629,808 $     18,207,460  $     15,354,142
                                                                        ================ ================  ================


See accompanying notes to financial statements.

                                AUDITORS' REPORT




To the Shareholders Of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.





                                    "Signed"

                KRAFT, BERGER, GRILL, SCHWARTZ, COHEN & MARCH LLP
                              Chartered Accountants

Toronto, Ontario
April 26, 2004

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF EARNINGS
FOR THE YEARS ENDED DECEMBER 31


                                                                             2003              2002               2001
                                                                             ----              ----               ----
SALES                                                                  $    254,512,134  $    240,933,774  $    225,857,629

COST OF SALES                                                               191,814,022       179,169,093       172,486,659
                                                                       ----------------  ----------------  ----------------

                                                                             62,698,112        61,764,681        53,370,970

OTHER INCOME (Schedule)                                                          67,654            79,769            26,497

EXPENSES (Schedule)                                                          51,851,032        49,429,033        47,149,393
                                                                       ----------------  ----------------  ----------------

EARNINGS FROM OPERATIONS BEFORE INCOME TAXES                                 10,914,734        12,415,417         6,248,074

  Income taxes (Note 12(a))                                                   4,261,988         5,192,814         2,810,946
                                                                       ----------------  ----------------  ----------------

EARNINGS BEFORE THE UNDERNOTED ITEMS                                          6,652,746         7,222,603         3,437,128
                                                                       ----------------  ----------------  ----------------

  Non-controlling interest                                                   (3,786,937)       (4,272,945)       (2,166,598)
  Equity in earnings (loss) of significantly influenced company                   2,750            19,638           (25,138)
  Loss on disposal of investment                                                      -          (115,978)                -
                                                                       ----------------  ----------------- -----------------
                                                                             (3,784,187)       (4,369,285)       (2,191,736)
                                                                       ----------------- ----------------- -----------------

NET EARNINGS FOR THE YEAR                                              $      2,868,559  $      2,853,318  $      1,245,392
                                                                       ================  ================  ================

EARNINGS PER SHARE (Note 10)
  Basic                                                                 $           0.59  $           0.56  $           0.23
                                                                        ================  ================  ================

  Fully diluted                                                         $           0.50  $           0.50  $           0.22
                                                                        ================  ================  ================

See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31


                                                                              2003              2002              2001
                                                                              ----              ----              ----
Other income

  Interest income                                                       $         67,206  $         83,833  $         24,562
  Share of earnings (loss) from investment in limited partnership                   (144)           (4,064)            1,935
  Sundry                                                                             592                 -                 -
                                                                        ----------------  ----------------  ----------------

                                                                        $         67,654  $         79,769  $         26,497
                                                                        ================  ================  ================






Expenses

  Selling and administration                                            $     40,957,962  $     37,037,720  $     35,007,452
  Amortization                                                                 9,179,295        10,223,145         9,351,659
  Interest on long-term debt                                                   1,713,775         1,736,028         2,406,129
  Write-down of portfolio investment                                                   -                 -           384,153
  Loss on extinguishment of debt                                                       -           432,140                 -
                                                                        ----------------  ----------------  ----------------

                                                                        $     51,851,032  $     49,429,033  $     47,149,393
                                                                        ================  ================  ================

See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

                                                                              2003              2002             2001
                                                                              ----              ----             ----
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
   Net earnings for the year                                            $      2,868,559  $      2,853,318 $      1,245,392

    Items not affecting cash  (Note 11 (a))                                   13,763,624        13,661,276        12,990,065
    Disposal (purchase) of short-term investments                                    144           (55,938)          378,068
    Change in non-cash components of working capital
    (Note 11 (b))                                                             28,575,739        14,056,925        (5,712,855)
                                                                        ----------------  ----------------  -----------------

                                                                              45,208,066        30,515,581        8,900,670
                                                                        ----------------  ---------------- ----------------

INVESTING ACTIVITIES
    Purchase and deposits on property, plant and equipment                    (13,918,735)      (8,714,525)      (8,445,074)
    Acquisitions (Note 2)                                                     (44,135,914)               -                -
    Due from joint venture                                                       (597,644)        (494,583)               -
    Other                                                                        (443,251)        (813,315)        (643,668)
                                                                         ---------------------------------- ----------------
                                                                              (59,095,544)     (10,022,423)      (9,088,742)
                                                                         ---------------------------------- ----------------

FINANCING ACTIVITIES
    Purchase of common shares for cancellation                                  (473,139)                -          (166,609)
    Issuance of common shares                                                    262,500                 -                 -
    Net increase (decrease) in bank indebtedness                              17,942,877       (16,982,177)        4,547,245
    Proceeds from long-term debt                                               1,100,662        29,402,543         1,858,436
    Repayment of long-term debt                                               (4,781,783)      (28,442,707)       (4,598,268)
    Purchase of shares by consolidated subsidiary for
    cancellation                                                                (994,800)         (101,000)       (1,061,300)
    Purchase of shares of consolidated subsidiary                                      -          (887,276)                -
    Issuance of shares by consolidated subsidiary                                139,243           198,000                 -
                                                                        ----------------  ----------------  ----------------
                                                                              13,195,560       (16,812,617)          579,504
                                                                        ----------------  ----------------- ----------------

Effect of foreign currency translation on cash balances                       (3,433,602)         (300,977)          436,745

CHANGE IN CASH AND CASH EQUIVALENTS                                           (4,125,520)        3,379,564           828,177

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 5,600,840         2,221,276         1,393,099
                                                                        ----------------  ----------------  ----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                $      1,475,320  $      5,600,840  $      2,221,276
                                                                        ================  ================  ================

SUPPLEMENTARY CASH FLOW INFORMATION:
    Interest paid                                                       $      2,380,020  $      2,488,587  $      3,675,385
    Income taxes paid, net of refund                                           5,958,133         1,990,760         2,786,746

NON-CASH TRANSACTIONS:
    Non-cash consideration paid on acquisition (Note 2)                 $      9,503,486  $              -  $              -


See accompanying notes to financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes Polyair Inter Pack Inc. ("Polyair") (fiscal year ended October 31) and Distinctive Designs Furniture Inc. ("Distinctive").



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Measurement Uncertainty

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

Revenue Recognition

Revenue from product sales is recognized when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at the lower of cost and fair value with gains and losses during the period included in earnings.

Long and short-term debt: The carrying amounts of the Company's borrowings under its bank lines of credit and other long-term debts approximate their fair value.

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value, based principally, on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments (Continued)

The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period as the underlying exposure being hedged. At the year-end, the Company had no outstanding commitments.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Credit risk on trade receivables is minimized as a result of the large and diversified nature of the Company's customer base. The Company also monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales.

Inventories

Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

Investments

Long-term investments in companies over which the Company has significant influence are accounted for on an equity basis. Genterra Investment Corporation (5.04% equity ownership) is accounted for under the equity method since management of the Company exercises significant influence over its decision making process.

Property, Plant and Equipment and Amortization

Property, plant and equipment are stated at cost including, for major projects, interest capitalized during the construction period. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

         Building                         -                      2.5%
         Automobiles                      -                       30%
         Machinery and equipment          -                 10% - 50%
         Furniture and fixtures           -                       20%
         Computer equipment               -                 30% - 33%
         Dies and moulds                  -          over three years

Amortization of leasehold improvements is calculated on the straight-line basis over the term of the lease including the first renewal term.

Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at dates of acquisition. Effective January 1, 2002, amortization of goodwill was discontinued. Instead, goodwill is tested for impairment at least annually and more frequently if indicators exist as prescribed under CICA Handbook Section 3062, "Goodwill and Other Intangible assets". This Section requires that if the fair value of a reporting unit is less than its carrying value including goodwill, the implied fair value of the reporting unit must be compared with its carrying value to determine possible impairment. Accumulated amortization amounted to $1,660,717 in 2003 and 2002.

Patent, Trademarks and Licence Agreement

Patent, trademarks and licence agreement are stated at cost net of accumulated amortization. Amortization is provided over the economic lives (11 years) of these intangible assets using the straight-line method. Accumulated amortization amounted to $542,058 (2002 - $319,577).

Deferred Financing Costs

Deferred financing costs represent the cost incurred in the arrangement of long-term financing and is amortized on the straight-line basis over the term of the loans. Accumulated amortization amounted to $918,795 (2002 -$774,837).

Foreign Currency Translation

Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate, while foreign currency revenues and expenses are translated at the exchange rate in effect on the date of the transaction.

The accounts of the Company's foreign operations included in the consolidated financial statements are translated into Canadian dollars using the current-rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the balance sheet date and the statement of earnings is translated at the average rate of exchange during the year. Cumulative net unrealized exchange adjustments arising from translation of the assets and liabilities of the foreign operations are not included in the consolidated statements of earnings but are shown as a separate component of shareholders' equity.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method of accounting for income taxes, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-based Compensation Plans

The Company has stock-based compensation plans, which are described in Note 9(c). Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. The new recommendations were applied to all stock-based payments granted on or after January 1, 2002. The Company has not granted any new plans since the adoption of these recommendations.

Earnings Per Share

The Company retroactively adopted the new provisions of the Canadian Institute of Chartered Accountants" Handbook, Section 3500, "Earnings per Share". Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. This method is consistent with that previously applied. Diluted earnings per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method and the impact of the conversion of convertible debenture and Class A Preference shares.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $3,226,914 (2002 - $3,238,047; 2001 - $2,447,710).



Recently Issued Accounting Pronouncements:
(i) Foreign currency translation and hedging relationships:

         The CICA issued Accounting Guideline AcG-13 which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company is currently assessing the impact of this new accounting pronouncement.
(ii) Impairment or disposal of long-lived assets:

         In December 2002, the CICA issued Handbook Section 3063, "Impairment or Disposal of Long-Lived Assets" and revised Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". These sections establish standards for recognizing, measuring and disclosing impairment for long-lived assets held-for-use, and for measuring and separately classifying assets available-for-sale.

         Previously, long-lived assets were written down to net recoverable value if the undiscounted future cash flows were less than net book value. Under the new standards, assets must be classified as either held-for-use or available-for-sale. Impairment losses for assets held-for-use are measured based on fair value which is measured by discounted cash flows. Available-for-sale assets are measured based on expected proceeds less direct costs to sell. The requirements are effective for disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The adoption of this accounting pronouncement had no material impact on the Company.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements (Continued):
(iii) Restructuring charges:

         In March 2003, the CICA's Emerging Issues Committee issued EIC-134, "Accounting for Severance and Termination Benefits", and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities", which establish standards for recognizing, measuring and disclosing costs relating to an exit or disposal activity.

         These EICs allow recognition of a liability for an exit or disposal activity only when the costs are incurred and can be measured at fair value. Previously, a commitment to an exit or disposal plan was sufficient to record the majority of costs. This abstract was effective for termination benefits and exit or disposal activities initiated after March 31, 2003.
(iv) Asset retirement obligations:

         In March 2003, the CICA issued Section 3110, "Accounting for Asset Retirement Obligations". Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the period in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of the period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Companies are required to adopt Section 3110 for fiscal years beginning on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its consolidated financial statements.
(v) Variable interest entities:

         In June 2003, the Accounting Standards Board ("AcSB") issued the new CICA AcG-15, "Consolidation of Variable Interest Entities". This Guideline addresses the consolidation of variable interest entities, which are entities that have insufficient equity or their equity investors lack one or more of the specified essential characteristics of a controlling financial interest. AcG-15 also provides guidance for determining who should consolidate the variable interest entity. This Guideline is effective for the first interim and annual period beginning on or after November 1, 2004, with earlier application encouraged. The adoption of this Guideline will not have an impact on the Company's consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Issued Accounting Pronouncements (Continued):
(vi)     Generally accepted accounting principles:

         In July 2003, the AcSB issued two new CICA Handbook Sections 1100, "Generally Accepted Accounting Principles", and Section 1400, "General Standards of Financial Statement Presentation", which revise and replace Section 1500. Simultaneously, amendments were made to Section 1000, "Financial Statement Concepts". The combined impact of these changes is to describe what constitutes generally accepted accounting principles ("GAAP") in Canada and to provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of GAAP. The changes also clarify what constitutes "fair presentation in accordance with GAAP" and eliminate the ability for an entity to depart from a CICA Handbook Recommendation which, when following that Recommendation, would result in misleading financial statements. Section 1100, Section 1400 and the amendments to Section 1000 must be applied for fiscal years beginning on or after October 1, 2003, with early adoption encouraged. The Company believes that the implementation of those pronouncements will not have a material impact on its consolidated financial statements.
(vii) Employee future benefits:

         In October 2003, the AcSB approved additional disclosure requirements amending Section 3461, "Employee Future Benefits". The amendments provide clarification on accounting policy and other disclosures that should be made with respect to employee future benefits. The new annual disclosures are effective for years ending on or after June 30, 2004, and new interim disclosures are effective for periods ending on or after that date. The adoption of the guideline will not have an impact on the Company's consolidated financial statements.




1.       CORPORATE STRUCTURE AND BASIS OF PRESENTATION

         The Company filed Articles of Amendments as follows:

     i) on June 30, 2003 to subdivide its Common shares on the basis of 1.75 Common shares for each old Common share: and

     ii) on November 12, 2003 to redesignate the non-voting, non-participating, $0.04 cumulative, redeemable, Preference shares, Series 1, as non-voting, non-participating, redeemable non-cumulative, Class A Preference shares, cancel all arrears of cumulative dividends outstanding on the Preference shares, Series 1, and to consolidate the Preference shares, Series 1, on the basis of one new Class A Preference shares for two old Preference shares, Series 1.

These shares are convertible until March 31, 2004, at the option of the holder, into 1 Common share for each 5.7 Class A Preference shares.

         Although the Company owns 44.5% of the voting shares of Polyair, the Company has the ability to control the operating decisions of Polyair by way of 56% of the voting rights under a shareholder agreement with operating management.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


2.       ACQUISITIONS

         In May 2003, a subsidiary acquired certain swimming pool and pool equipment from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $56.0 million (U.S.$40.2 million). The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:

                                                           (In thousands
                                                            of dollars)

         Net working capital                             $          57,888
         Other long-term liabilities                                (1,846)
                                                         ------------------

         Net assets acquired                             $           56042
                                                         ==================

         Consideration:
             Cash                                        $          44,136
             Convertible note payable                                6,973
             Acquisition accruals                                    4,527
             Due from vendor                                          (259)
             Other                                                     665
                                                         -----------------

                                                         $          56,042
                                                         =================


3.       ACCOUNTS RECEIVABLE

                                                                   2003                2002
                                                                   ----                ----
         Accounts receivable                               $       39,874,266   $       32,072,273
         Allowance for doubtful accounts                           (2,252,073)          (1,847,388)
                                                           ------------------   ------------------

                                                           $       37,622,193   $       30,224,885
                                                           ==================   ==================


4.       INVENTORIES

                                                                   2003                2002
                                                                   ----                ----
         Raw materials                                     $     28,394,405     $     14,650,578
         Work in process                                            380,477              592,074
         Finished goods                                          16,481,364            9,290,391
                                                           ----------------     ----------------
                                                           $     45,256,246     $     24,533,043
                                                           ================     ================


5.       INVESTMENT

                                                                   2003                2002
                                                                   ----                ----
         Investment in significantly influenced company
             common shares - at equity                     $        496,714     $        493,964
                                                           ================     ================

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001

6.       PROPERTY, PLANT AND EQUIPMENT

                                                                 Accumulated              2003                 2002
                                                Cost            Amortization               Net                  Net
        Land                               $    174,051      $             -      $       174,051      $       205,928
        Building                             10,821,466            1,580,960            9,240,506           10,797,192
        Automobiles                             188,639              131,090               57,549               38,142
        Machinery and equipment              65,396,428           31,176,891           34,219,537           38,502,781
        Furniture and fixtures                1,486,876            1,231,312              255,564              324,392
        Computer equipment                    3,743,758            2,521,687            1,222,071            1,084,446
        Leasehold improvements                4,502,992            2,774,977            1,728,015            1,500,885
        Dies and moulds                          81,221               65,153               16,068               51,961
        Construction in process               5,162,183                    -            5,162,183            1,539,781
                                        ---------------      ---------------      ---------------      ---------------
                                        $    91,557,614      $    39,482,070      $    52,075,544      $    54,045,508
                                        ===============      ===============      ===============      ===============


7.       BANK INDEBTEDNESS


         The bank loans bear interest on a prime or LIBOR plus basis and are secured by assignment of book debts, inventories, property, plant and equipment and general security agreements of consolidated subsidiaries.

         During 2002, Polyair negotiated a replacement borrowing facility with new lenders. This facility was subsequently amended on May 8, 2003 to provide a flexible operating line of credit to meet the seasonal working capital requirements. This new facility provides Polyair with a maximum of U.S.$60.0 million for working capital with availability determined monthly based on eligible accounts receivable and inventory. Based on October 31, 2003 balances, the available line of credit is U.S.$25.8 million, up to a maximum of U.S.$35.0 million, of which Polyair has used U.S.$5.7 million to support a letter of credit and has drawn U.S.$13.1 million for operating cash. The unused available working capital line of credit is approximately U.S.$7.0 million. Polyair has term loans of U.S.$11.7 million outstanding (2002 - U.S.$13.0 million) for capital expenditures, acquisitions and new business opportunities. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance.

         At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S.$4.9 million under its existing facility and Distinctive has unused available borrowing capacity of approximately $7.3 million. Total interest paid during the year, including interest on long-term debt, amounted to $2,380,020 (2002 - $2,488,587; 2001 - $3,675,385).

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


7.       BANK INDEBTEDNESS (Continued)

         Certain of the loans disclosed in Note 8 are supported by the above referred bank letter of credit. The line of credit and the loan agreements are secured by substantially all the assets of Polyair and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases, and various other items.

                                                                                                2003              2002
                                                                                                ----              ----
         $28,523,000 (U.S. $22,000,000) credit facility, interest payable at U.S.
           prime plus 0.5% or LIBOR plus 2.75%                                            $      9,113,924     $           -
         $13,000,000 Canadian dollar equivalent credit facility, interest payable
           at Canadian prime plus 0.5% or LIBOR plus 2.75%                                       8,198,840                 -
         Canadian operating demand loan, interest at prime plus 0.5% per annum                   2,415,000                 -
         U.S. operating demand loan, interest at prime plus 0.5% per annum                        -                2,721,360
                                                                                          ----------------    --------------

                                                                                          $     19,727,764     $   2,721,360
                                                                                          ================    ==============

8.       LONG-TERM DEBT

                                                                                                2003              2002
                                                                                                ----              ----
         U.S. dollar denominated debenture loan payable, bearing floating interest based on the rates prevalent for the highest rated short-term
         U.S. federally tax exempt obligations, repayable in quarterly sinking
         fund installments, maturing June 1, 2016                                         $      3,564,082     $   4,355,694

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments of $18,248 (U.S. $14,075),
         maturing March 2007                                                                       719,937         1,085,803

         U.S. dollar denominated debenture loan, bearing floating interest based on the rates prevalent for the highest rated short-term U.S. federally tax exempt obligations, repayable in quarterly sinking fund installments,
         repaid during the year                                                                          -           223,089

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable in blended monthly installments of $16,729 (U.S. $12,903),
         maturing June 2007                                                                        705,432         1,046,802

         U.S. dollar denominated loan payable, bearing interest at 12% per annum, repayable in blended quarterly installments of $21,965 (U.S.
         $16,942),due
         October 31, 2005                                                                          174,051           273,011

         U.S. dollar denominated debenture loan, bearing interest at 6.5% per
         annum, maturing April 1, 2005                                                           3,955,696         5,460,218

         U.S. dollar denominated loan payable, bearing interest at 3% per annum, repayable by monthly installments of $26,613 (U.S. $20,527), maturing
         January 2006                                                                              464,135         1,188,768
                                                                                          ----------------     -------------

         Carried forward                                                                  $      9,583,333     $  13,633,385
                                                                                          ----------------     -------------

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


8.       LONG-TERM DEBT (Continued)

                                                                                                2003              2002
                                                                                                ----              ----

         Brought forward.....                                                                $   9,583,333     $  13,633,385

         U.S. dollar denominated term loan, repayable by monthly principal payments of $70,999 (U.S. $54,762) plus interest at prime plus 0.5%,
         maturing June 2009                                                                      2,273,207         3,287,051

         U.S. dollar denominated term loan, repayable by monthly principal payments of $60,654 (U.S. $46,667) plus interest at prime plus 0.5%,
         maturing June 2012                                                                      6,397,680         8,081,124

         Term loan,  repayable by monthly  principal  installments  of $32,679 plus
         interest at prime plus 1%, maturing November 1, 2005                                    2,221,783         2,614,665

         U.S. dollar denominated term loan, repayable by monthly principal payments of $75,143 (U.S. $57,959) plus interest at 5.07%, maturing
         August 2007                                                                             3,121,044         4,572,543

         U.S. dollar denominated term loan, repayable by monthly principal payments of $31,213 (U.S. $24,075) plus interest at 4.97%, maturing
         September 2007                                                                          1,348,892         1,992,200

         Term loan, repayable by monthly principal payments and interest of
         $33,932, bearing interest at 7.25%, maturing July 2008                                    817,511                 -

         Unsecured convertible note issued by a subsidiary, bearing interest at
         6% per annum, with interest payable on a quarterly basis, maturing
         March 2009. This note is convertible by the holder, at any time after
         March 31, 2004 (or upon commencement of a take-over bid) into shares of the
         subsidiary                                                                              6,813,026                 -

         Note payable, bearing interest at 12% per annum due March 31, 2004
         (repaid in March 2004)                                                                    420,000           420,000

         Note payable to an affiliated company, bearing interest at 10% per annum
         due March 31, 2004 (repaid in March 2004)                                                 250,000                 -

         Convertible debenture payable to an affiliated company, bearing interest at 11.9% per annum, with interest payable quarterly in advance, due September 8, 2006, secured by a general security agreement and certain
         assets of the Company                                                                     550,000           550,000

         Note payable, non-interest bearing and due on demand, partially postponed
         under terms of subsidiary's loan agreement                                                537,500           537,500

         Other equipment loans                                                                       4,623            11,372
                                                                                             -------------     -------------

                                                                                             $  34,338,599     $  35,699,840

            Less:  Current portion                                                               6,200,731         5,206,779
                                                                                             -------------     -------------

                                                                                             $  28,137,868     $  30,493,061
                                                                                             =============     =============

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



8.       LONG-TERM DEBT (Continued)

         Certain of the loans are guaranteed by a subsidiary's bank letter of credit. The letter of credit and loan agreements are secured substantially by all the assets of the consolidated subsidiary and contain various restrictive covenants relating to, among other things, minimum levels of tangible net worth and net income, limitations of indebtedness and building and equipment purchases and various other items.

         The aggregate amount of payments required in the 2004 fiscal year and subsequent years to meet retirement provisions are as follows:

         2004                                               $      6,200,731
         2005                                                      6,743,143
         2006                                                      3,697,257
         2007                                                      3,292,616
         2008                                                      1,507,120
         Thereafter                                               12,897,732
                                                            ----------------
                                                            $     34,338,599
                                                            ================

9.       CAPITAL STOCK

         (a)      Authorized


                      Unlimited       $0.04 non-cumulative, non-voting,
                                      non-participating, redeemable, convertible until March 31, 2004, at the option of the holder, into 1 Common share for each 5.7
                                      Class A preference shares
                      Unlimited  Preference shares, issuable in series
                      Unlimited  Common shares

         (b)      Issued

                                                                             Preference Shares              Class A
                                                   Common Shares                 Series 1              Preference Shares

                                             # of Shares      $ Value    # of Shares    $ Value   # of Shares     $ Value
                                             -----------      -------    -----------    -------   -----------     -------
         Balance at December 31, 2000           2,822,686     1,696,650     3,076,885     691,502        -            -

         Repurchase for cancellation              (43,366)      (26,066)        -            -           -            -
                                               ----------     ---------     ---------    --------   ----------   -----------

         Balance at December 31, 2001 and
         2002                                   2,779,320     1,670,584     3,076,885     691,502        -            -

         Repurchase for cancellation              (44,800)      (26,928)        -            -           -            -

         Exercise of share purchase
         warrants (Note 9(e))                      50,000       262,500         -            -           -            -
                                               ----------     ---------     ---------    --------   ----------   ------------
                                                2,784,520     1,906,156     3,076,885     691,502       -            -

         1:1.75 stock split (Note 1)            2,088,563         -             -            -          -            -

         2:1 share restructure (Note 1)            -              -        (3,076,885)   (691,502)   1,538,493       691,502
                                               ----------     ---------     ----------   --------   ----------   -----------

         Balance at December 31, 2003           4,873,083     1,906,156         -            -       1,538,493       691,502
                                               ==========     =========  =============   ========   ==========   ===========

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


9.       CAPITAL STOCK (Continued)

         (b)      Issued (Continued)


                  During the year, the Company repurchased 44,800 (2002 - Nil; 2001 - 43,366) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration $473,139 (2002 - Nil; 2001 - $166,609). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

                  During the year, 50,000 share purchase warrants were exercised for a total consideration of $262,500.



         (c)      Stock Options

                                                                              2003             2002              2001
                                                                              ----             ----              ----
                  Outstanding shares, beginning of year                      332,500          332,500           345,625
                  Expired                                                       -                -              (13,125)
                                                                        ---------------- ----------------  -----------------
                  Outstanding shares, end of year                            332,500          332,500           332,500
                                                                        ================ ================  ================

                  These options are exercisable as follows: 109,375 at $0.91 per share until July 2005; and 223,125 at $2.29 per share until November 2005.



         (d)      Convertible Debenture

                  The debenture holder (Note 8) has the right to convert the debenture into 183,334 Common shares at the price of $3.00 per share until September 8, 2006.



         (e)      Share Purchase Warrants

                  Pursuant to long-term debt repayment options, the Company has 159,523 (2002 - 209,523; 2001 - 209,523) share purchase warrants outstanding. Each warrant enables the holder to purchase 1.75 Common shares at an exercise price of $3.00 per Common share. During the year, 50,000 (2002 - Nil; 2001 - Nil) share purchase warrants were exercised. These share warrants expire on September 7, 2006.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


10.      EARNINGS PER SHARE

         The following table sets forth the calculation of basic and diluted earnings per share:

                                                                              2003             2002              2001
                                                                              ----             ----              ----
         Numerator:
           Net earnings                                                 $  2,868,559     $  2,853,318       $ 1,245,392
           Dividends to Preference shareholders                              -               (123,075)         (123,075)
                                                                        ------------      ------------      ------------

           Net earnings available to Common shareholders                $  2,868,559     $  2,730,243       $ 1,122,317
                                                                        ============      ===========        ==========
         Denominator:
           Weighted average number of shares outstanding                   4,868,096        4,863,810         4,877,105
           Effect dilutive securities
               Stock options                                                 256,250          251,321           112,397
               Shares purchase warrants                                      174,478          220,278          -
               Potential conversion of convertible debenture                 114,583          110,140          -
               Potential conversion of Class A Preference shares             269,911          -                -
                                                                        ------------     ------------      -------------

                                                                           5,683,318        5,445,549         4,989,502
                                                                        ============     ============      ============

         Earnings per share
           Basic                                                        $       0.59     $       0.56       $      0.23
           Fully diluted                                                $       0.50     $       0.50       $      0.22


11.      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              2003              2002              2001
                                                                              ----              ----              ----
         (a) Items not affecting cash:
                  Amortization                                          $  9,179,295      $ 10,223,145      $  9,351,659
                  Non-controlling interest                                 3,786,937         4,272,945         2,166,598
                  Future income taxes                                        800,142          (931,154)        1,062,517
                  Equity in (earnings) loss of significantly
                     influenced company                                       (2,750)          (19,638)           25,138
                  Write-down of portfolio investment                         -                -                  384,153
                  Loss on disposal of investment                             -                 115,978          -
                                                                        ------------       -----------       -----------

                                                                        $ 13,763,624      $ 13,661,276      $ 12,990,065
                                                                        ============       ===========       ===========

         (b) Change in non-cash components of working capital:
                  Decrease (increase) in accounts receivable            $ 38,361,358      $  6,067,249      $ (3,108,537)
                  Decrease (increase) in income taxes receivable             559,065          (269,203)         (468,443)
                  (Increase) decrease in inventories                        (248,432)        3,200,064        (1,810,747)
                  (Increase) decrease in prepaid expenses                 (1,629,141)          353,479          (358,625)
                  (Decrease) increase in accounts payable and accrued
                     liabilities                                          (6,526,405)          115,632           168,826
                  (Decrease) increase in income taxes payable             (1,940,706)        4,589,704          (135,329)
                                                                        -------------      -----------      -------------

                                                                        $ 28,575,739      $ 14,056,925      $ (5,712,855)
                                                                        ============       ===========       ============

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


12.      OTHER INFORMATION

         (a)      Income Taxes

                  The Company's income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.6% (2002 - 39.0%; 2001 - 42.4%) to income as described below:

                                                                             2003              2002              2001
                                                                              ----              ----              ----
                  Income tax computed at statutory combined basic
                    income tax rates                                    $     3,998,620   $     4,842,013   $    2,649,183
                  Increase (decrease) in income tax resulting from:
                      Differing tax rates in foreign countries                  -                  39,253         (177,087)
                      Non-deductible expenses                                   181,823           210,484          297,222
                      Manufacturing and processing tax credit                  (135,813)          (60,689)        (171,804)
                      Large corporations tax                                    141,189            64,824           44,152
                      Future tax benefits previously unrecognized                -                 -                66,466
                      Reduction in future tax rates                               3,384            41,541              -
                      Other                                                      72,785            55,388          102,814
                                                                         --------------   ---------------   --------------
                      Effective income tax provision                    $     4,261,988   $     5,192,814   $    2,810,946
                                                                        ===============   ===============   ==============

                  Total income taxes paid during the year amounted to $5,958,133 (2002 - $1,990,760; 2001 - $2,786,746).


                  The components of income taxes are as follows:

                                       2003              2002              2001
                                       ----              ----              ----
                  Current
                    - Canadian   $    1,174,511    $       625,460   $      433,369
                    - U.S.            2,287,335          5,498,508        1,315,060

                  Future
                    - Canadian          407,530          (489,954)          445,024
                    - U.S.              392,612          (441,200)          617,493
                                 --------------    ---------------   --------------
                                 $    4,261,988    $    5,192,814    $    2,810,946
                                 ==============    ==============    ==============

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



12.      OTHER INFORMATION (Continued)

         (b)      Future Income Taxes

                  A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

                                                                                                  2003              2002
                                                                                                  ----              ----
                  Current future income tax liabilities
                     Investment tax credits                                                  $   (81,751)      $          -
                                                                                               ----------         ----------
                  Non-current future income tax liabilities
                    Depreciable property, plant and equipment                                 (4,570,353)        (4,592,548)
                    Current portion of long-term debt                                           (187,236)                 -
                    Intangible and other assets                                                 (203,059)                 -
                                                                                               ----------         ----------
                                                                                              (4,960,648)        (4,592,548)
                                                                                              (5,042,399)        (4,592,548)
                  Current future tax assets
                    Donation                                                                      14,504             43,682
                    Inventory                                                                    283,492            335,413
                    Accounts receivable                                                          -                   20,281
                    Corporate minimum tax credit                                                 -                   28,081
                    Accrued liabilities                                                        1,669,304            953,198
                                                                                               ---------          ---------
                                                                                               1,967,300          1,380,655
                                                                                               ---------          ---------
                  Non-current future tax assets
                    Portfolio investment                                                          70,500             74,000
                    Deferred financing costs                                                           -              1,560
                    Non-capital loss carry-forwards                                              866,947            861,909
                    Capital loss carry-forwards                                                   26,371             23,401
                    Corporate minimum tax credit                                                 195,148            177,847
                    Eligible cumulative expenditure                                               42,300             48,050
                    Long-term debt and liabilities                                             1,116,825                  -
                    Valuation allowance                                                         (133,175)          (131,045)
                                                                                               ---------          ---------
                                                                                               2,184,916          1,055,722
                                                                                               ---------          ---------

                                                                                               4,152,216          2,436,377
                                                                                               ---------          ---------

                  Net future tax liability                                                   $  (890,183)      $ (2,156,171)
                                                                                               ==========        ==========


                  The Company's subsidiary has recorded future income tax assets of $3,772,500 after a valuation allowance of $133,175 is taken into consideration. In order to fully realize the future income tax assets, the Company's subsidiary needs to generate future taxable income of approximately $10,417,000. Based on the projection of future taxable income over the periods in which the future income tax assets are deductible, the subsidiary's management believes it is more likely than not that the subsidiary will realize the benefits of the future tax assets, net of the existing valuation allowance.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



12.      OTHER INFORMATION (Continued)

         (b)      Future Income Taxes (Continued)

                  The Company has non-capital loss carry-forwards of approximately $606,000, of which $55,000 expires in 2006, $28,000 expires in 2007, $53,000 expires in 2009 and $470,000 expires in 2010. One of the Company's U.S. subsidiaries has non-capital loss carry-forwards of $1,264,000 (U.S.$959,000), of which approximately $137,000 (U.S.$106,000) expires in each year from 2004 to 2012. The Company's Canadian subsidiaries have non-capital losses carry-forwards of approximately $617,000, of which $341,500 expires in 2006 and $275,500 expires in 2009; in addition, one of these subsidiaries has Ontario minimum tax credit of approximately $64,600 and capital loss carry-forwards of approximately $109,400 for which no future income tax assets have been realized.

          (c)     Related Party Transactions

                  The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

                  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                  Related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

                                                                              2003              2002              2001
                                                                              ----              ----              ----
                  Expense
                      Rent                                              $       715,266   $      602,502    $      476,399
                      Administration and consulting fees                        158,000          308,000           302,000
                      Interest expense                                           80,518           78,898            41,601
                  Accounts receivable                                            12,014           15,045            26,880


13.      CONTINGENCIES AND COMMITMENTS

         (a)      Operating Leases

          The Company leased several premises and other equipment in Canada and the U.S.

                  At December 31, 2003, future minimum payments for the next five years and thereafter under non-cancellable operating leases are as follows:

                 2004                                      $      5,014,834
                 2005                                             4,864,690
                 2006                                             3,600,498
                 2007                                             2,311,133
                 2008 and thereafter                              9,388,926
                                                           ----------------

                                                           $     25,180,081
                                                           ================

          Total rent paid during the year amounted to $4,311,454 (2002 - $4,592,163; 2001 - $4,295,301).

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001



13.      CONTINGENCIES AND COMMITMENTS (Continued)

         (b)      Commitments

                  (i) The Company granted an officer an option to purchase five percent of its common share holdings in a consolidated subsidiary for $344,000, expiring December 2006.

(ii) The Company granted an officer of a subsidiary an option to purchase two percent of its common share holdings in a consolidated subsidiary for $360,000, expiring August 2005.

(iii) The Company granted an officer an option to purchase three quarters of a percent of its common share holdings in a consolidated subsidiary for $190,000 expiring December 2006.

         (c)      Contingencies

                  The Company's subsidiaries are involved in various legal proceedings which, in the opinion of management, will not have a material impact upon their financial position.


14.      DUE FROM JOINT VENTURE

         In August 2002, Polyair entered into an agreement to establish a joint venture. These consolidated financial statements reflect Polyair's proportionate interest in the joint venture's assets and liabilities. During fiscal 2003, the joint venture began producing and selling inventory. In general, liabilities of joint ventures are secured by pledges of related assets. At the time, the joint venture participants may further support these obligations should the realization from joint venture assets not be sufficient. As a participant in the venture, Polyair may be liable for other participants' share of liabilities should they not be able to satisfy them, as well as its own share.

         The following amounts included in the consolidated financial statements represent Polyair's proportionate interest in the joint venture at October 31, 2003:

        Due from joint venture                      $          1,089,135
        Net working capital                                     (141,086)
        Property, plant, equipment and other assets            1,919,831
        Current portion of long-term debt                       (148,998)
        Long-term debt                                          (668,513)
                                                    ---------------------

        Net assets                                  $          2,050,369
                                                    ====================

         In September 2003, Polyair entered into an agreement to establish another joint venture for the development, production and marketing of packaging systems. As at October 31, 2003, no significant transactions have occurred in respect thereof.

15.      SUBSEQUENT EVENT

         In March 2004, the Company sold a portion of its investment in Polyair, reducing its investment to 23%. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors and the buyer has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. As the Company and Polyair will no longer have a parent-subsidiary relationship, financial results will now be accounted for on the equity basis.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


16.      SEGMENTED INFORMATION

         The Company manufactures furniture in Canada and packaging and pool products in Canada and the United States.

         2003

         Industry Segments:

                                                           Packaging
                                                            Products       Pool Products       Furniture       Consolidated
                                                            --------       -------------       ---------       ------------
                                                                $                $                 $                 $
        Sales                                               130,202,123       77,411,662        46,898,349       254,512,134
                                                          =============    =============      ============      ============
        Operating profit                                     21,776,938        6,643,885           879,396        29,300,219
                                                          =============    =============      ============
        Corporate expenses                                                                                       (6,585,155)
        Other income                                                                                                  67,654
        Amortization                                                                                             (9,179,295)
        Interest                                                                                                 (2,688,689)
        Income taxes                                                                                             (4,261,988)
        Non-controlling interest                                                                                 (3,786,937)
        Equity in earnings of significantly influenced company                                                         2,750
                                                                                                                ------------
        Earnings for the year                                                                                      2,868,559
                                                                                                                ============

        Identifiable assets                                  69,996,044       52,492,089        14,308,270       136,796,403
                                                          =============    =============      ============
        Corporate assets                                                                                          12,285,701
                                                                                                                ------------
        Total assets                                                                                             149,082,104
                                                                                                                ============

        Capital expenditures (net)                           10,101,789        2,104,115           910,156        13,116,060
                                                          =============    =============      ============
        Corporate                                                                                                    802,675
                                                                                                                ------------
        Total capital expenditures (net)                                                                          13,918,735
                                                                                                                ============

        Amortization                                          6,241,094        1,262,178           563,620         8,066,892
                                                          =============    =============      ============
        Corporate                                                                                                  1,112,403
                                                                                                                ------------
        Total amortization                                                                                         9,179,295
                                                                                                                ============

         Geographic Segments:
                                                           Canada        United States        Europe         Consolidated
                                                           ------        -------------        ------         ------------
                                                              $                $                 $                $
        Sales                                                75,032,208      175,446,190         4,033,736      254,512,134
                                                          =============    =============      ============      ===========
        Property, plant, equipment and goodwill              19,771,379       32,207,278          -              51,978,657
                                                          =============    =============      ============
        Corporate                                                                                                 2,287,711
                                                                                                                -----------
        Total property, plant, equipment  and
        goodwill                                                                                                 54,266,368
                                                                                                                ===========

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


16.      SEGMENTED INFORMATION  (Continued)




         2002

         Industry Segments:

                                                            Packaging
                                                            Products       Pool Products       Furniture       Consolidated
                                                            --------       -------------       ---------       ------------
                                                                $                $                 $                 $
        Sales                                               133,967,656       53,675,616        53,290,502       240,933,774
                                                          =============    =============      ============      ============
        Operating profit                                     22,972,209        7,121,997         1,922,455        32,016,661
                                                          =============    =============      ============
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                  79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
        Equity in earnings of significantly influenced company                                                        19,638
        Loss on disposal of investment                                                                             (115,978)
                                                                                                                ------------
        Earnings for the year                                                                                      2,853,318
                                                                                                                ============

        Identifiable assets                                  70,500,780       23,488,300        16,364,995       110,354,075
                                                          =============    =============      ============
        Corporate assets                                                                                          12,987,624
                                                                                                                ------------
        Total assets                                                                                             123,341,699
                                                                                                                ============

        Capital expenditures (net)                            6,884,912          722,248           521,716         8,128,876
                                                          =============    =============      ============
        Corporate                                                                                                    585,649
                                                                                                                ------------
        Total capital expenditures (net)                                                                           8,714,525
                                                                                                                ============

        Amortization                                          6,745,172        1,221,542           810,364         8,777,078
                                                          =============    =============      ============
        Corporate                                                                                                  1,446,067
                                                                                                                ------------
        Total amortization                                                                                        10,223,145
                                                                                                                ============

         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 68,113,691       172,820,083       240,933,774
                                                                           =============      ============      ============
        Property, plant, equipment and goodwill                               14,942,571        38,820,593        53,763,164
                                                                           =============      ============
        Corporate                                                                                                  2,499,220
                                                                                                                ------------
        Total property, plant and equipment and goodwill                                                          56,262,384
                                                                                                                ============

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001


16.      SEGMENTED INFORMATION (Continued)




         2001

         Industry Segments:

                                                           Packaging
                                                            Products       Pool Products       Furniture       Consolidated
                                                            --------       -------------       ---------       ------------
                                                                $                $                 $                 $
        Sales                                               123,735,757       48,152,140        53,969,732       225,857,629
                                                          =============    =============      ============      ============
        Operating profit                                     17,554,667        3,520,172         3,023,970        24,098,809
                                                          =============    =============      ============
        Corporate expenses                                                                                       (3,760,750)
        Other income                                                                                                  26,497
        Amortization                                                                                             (9,351,659)
        Interest                                                                                                 (4,380,670)
        Write-down of portfolio investment                                                                         (384,153)
        Income taxes                                                                                             (2,810,946)
        Non-controlling interest                                                                                 (2,166,598)
        Equity in loss of significantly influenced company                                                          (25,138)
                                                                                                                ------------
        Earnings for the year                                                                                      1,245,392
                                                                                                                ============

        Identifiable assets                                  71,094,465       29,039,584        18,897,814       119,031,863
                                                          =============    =============      ============
        Corporate assets                                                                                           9,793,774
                                                                                                                ------------
        Total assets                                                                                             128,825,637
                                                                                                                ============

        Capital expenditures (net)                            6,485,987        1,016,323           289,854         7,792,164
                                                          =============    =============      ============
        Corporate                                                                                                    652,910
                                                                                                                ------------
        Total capital expenditures (net)                                                                           8,445,074
                                                                                                                ============

        Amortization                                          6,507,546          891,592           625,808         8,024,946
                                                          =============    =============      ============
        Corporate                                                                                                  1,326,713
                                                                                                                ------------
        Total amortization                                                                                         9,351,659
                                                                                                                ============

         Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $
        Sales                                                                 63,164,972       162,692,657       225,857,629
                                                                           =============      ============      ============
        Property, plant, equipment and goodwill                               43,532,510        11,108,658        54,641,168
                                                                           =============      ============
        Corporate                                                                                                  3,103,611
                                                                                                                ------------
        Total property, plant, equipment  and goodwill                                                            57,744,779
                                                                                                                ============

         DIRECTORS

         Fred A. Litwin
         Irwin Singer
         Morton Litwin
         Tony Falbo
         Stan Abramowitz

         OFFICERS

         Fred A. Litwin - President
         Daniel S. Tamkin - Vice-President
         Stan Abramowitz - Secretary

         AUDITORS

         KRAFT BERGER GRILL SCHWARTZ COHEN & MARCH, LLP, Chartered Accountants Toronto, Canada

         REGISTRAR & TRANSFER AGENT

         COMPUTERSHARE TRUST COMPANY OF CANADA
         Toronto, Canada

         BANKERS

         ROYAL BANK OF CANADA
         Toronto, Canada

         HEAD OFFICE

         106 Avenue Road
         Toronto, Canada
         M5R 2H3

         LISTED

         THE NASDAQ STOCK MARKET
         Symbol:  CSLMF - Common

         TORONTO STOCK EXCHANGE
         Symbol:  CMC - Common

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at The Toronto Board of Trade, Airport Centre, 830 Dixon Road, Toronto, Canada on Thursday, June 24, 2004 at the hour of 9:00 a.m., Toronto City Time, for the following purposes [see Note (2)]:

1. To receive the Corporation's 2003 Annual Report containing the consolidated financial statements for the year ended December 31, 2003 and the report of the auditors thereon.

2.       To elect Directors [see Note (1)].

3. To consider, and if deemed advisable, to pass with or without variation, a resolution ratifying the previous grant of stock options and approving a new stock option plan of the Corporation [see Note
         (1)].

4. To appoint Auditors [see Note (1)], and authorize the Directors to fix the remuneration of the auditors [see Note (1)].

5. To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

DATED at Toronto, this 7th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS


"Signed"
Stan Abramowitz
Secretary

NOTES:
(1) ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on May 12, 2004 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten days before the meeting that his name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his shares at the meeting.

(2) Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

                      CONSOLIDATED MERCANTILE INCORPORATED
                   106 Avenue Road, Toronto, Ontario, M5R 2H3


                         MANAGEMENT INFORMATION CIRCULAR


MANAGEMENT SOLICITATION

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the "Corporation" or "CMC") for use at the Corporation's Annual and Special Meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting ("Notice"). It is expected that this solicitation, made by management of the Corporation, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Corporation. The cost of such solicitation will be borne by the Corporation.


ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Corporation that are beneficially owned by a holder (a "Non-Registered Holder") are registered either:

    (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

    (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2003 annual report (which includes management's discussion and analysis) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

    (a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department; or

    (b) be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).


The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.


VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Corporation's Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.


The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favour of the passing of all the resolutions described below. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Corporation's Common Shares are the only class of shares entitled to vote at the Meeting. As at May 7, 2004, 5,087,660 Common Shares are outstanding, each having the right to one vote per share at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the "Record Date") has been fixed at the close of business on May 12, 2004. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will have a list of holders of Common Shares prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

To the knowledge of the Corporation's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. ("Mar-Risa"), an Ontario corporation holding an aggregate of 2,612,894 Common Shares (51.4%), with 1,475,394 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp ("DG"), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Corporation.

ELECTION OF DIRECTORS

The Corporation's Board of Directors consists of five directors and the following are the names of management's nominees for election to the Board with information concerning same:


                                                                               Number of
                                                                             Common Shares
Name                      Principal Occupation         Director Since      Beneficially Held (1)
----                      --------------------         --------------      ---------------------
Fred A. Litwin            Executive                    October 31, 1968      2,691,693 (2)
President

Irwin Singer (3)(4)       Barrister & Solicitor        June 7, 1991                Nil

Morton Litwin (4)         Consultant                   December 5, 1978            420

Stan Abramowitz           Chief Financial Officer,     December 14, 1989           Nil
Secretary (3)             Forum Financial Corporation

Sol D. Nayman (3)(4)      President,                           N/A               Nil
                          S.D. Nayman Management Inc. (5)


NOTES:

(1)The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 4,914 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa and its subsidiary DG, 49,119 Common shares through Forum Financial Corporation ("Forum") and 24,766 Common shares through First Corporate Equity Ltd. ("First Corporate").

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.

(5) Sol Nayman is a member of the Board of Polyair Inter Pack Inc. and has previously served as a member of other public companies. Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is also President of S.D. Nayman Management Inc.

The term of office of each person elected will be from the date of the Meeting at which he is elected until the next annual meeting of the Corporation or until his successor is elected or appointed. The Corporation does not have an executive committee of its Board of Directors.

If any of the above nominees are for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the shareholder has specified in the proxy that his shares are to be withheld from voting in the election of directors. Management has no reason to believe that any of these nominees will fail to be candidates at the Meeting and does not at this time have any substitute for any such nominees.

APPROVAL OF NEW STOCK OPTION PLAN
The current stock option plan of the Corporation was originally approved by shareholders in June, 1988 (the "1988 Plan"). Upon reviewing the 1988 Plan, the board of directors of the Corporation has determined that it contains generally outdated provisions and has not been amended recently to reflect current practices relating to stock option plans. Rather than make numerous amendments to various parts of the 1988 Plan, effective May 7, 2004, the board of directors of the Corporation has adopted a new stock option plan (the "New Plan") which more accurately reflects current practices, allows for a maximum of 500,000 Common Shares to be reserved for issuance thereunder, and generally provides the board of directors with greater flexibility in the awarding of stock options. The New Plan is subject to the receipt of shareholder and TSX approval. The maximum number of shares, if approved, represents approximately 10% of the issued number of Common Shares as of the date hereof, including shares issuable upon exercise of stock options outstanding under 1988 Plan.

As of May 7, 2004 a total of 332,500 Common Shares were subject to outstanding options granted pursuant to the 1988 Plan, subject to ratification by shareholders. Such options will remain outstanding until they are exercised or expire in accordance with the terms of the 1988 Plan or the individual option agreements governing such option grants. Following approval of the New Plan at the Meeting, no new options will be granted under the 1988 Plan. The 332,500 optioned Common Shares will be rolled-over into the New Plan, leaving 162,500 for future grants.

The Corporation considers the ability to award stock options a necessary component to attracting and maintaining the most qualified directors, officers, employees or consultants. Management believes that the New Plan would be beneficial to the Corporation, as it would provide the Corporation with greater flexibility to compensate its directors, officers, employees and other service providers with grants and encourage their ownership of shares of the Corporation. Accordingly, shareholders will be asked at the Meeting to consider, and, if deemed advisable, to pass the following resolution approving the adoption of the New Plan, and to ratify the previous grant of options to purchase 332,500 Common Shares under the 1988 Plan:

"RESOLVED that:

(a) The previous grant of options to purchase 332,500 Common Shares under the 1988 stock option plan be and the same is hereby ratified and confirmed;

(b) the new stock option plan attached as Schedule "A" to the Management Information Circular of the Corporation is hereby approved; and

(c) any officer or director of the Corporation is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents, instruments and to do all such acts as in the opinion of such director or officer may be necessary or desirable to give effect to the foregoing resolution."

Options may be granted under the New Plan to any director, officer or employee of the Corporation its affiliates or to any other consultant or a corporation controlled by such person. The maximum number of Common Shares which may be reserved for issuance to any one person under the New Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of Common Shares granted as a compensation or incentive mechanism. Any Common Shares subject to an option granted under the 1988 Plan or the New Plan which for any reason is cancelled or terminated prior to exercise will be available for a subsequent grant under the New Plan. The option price of any Common Shares cannot be less than the closing sale price of the Common Shares on the trading day immediately preceding the day upon which the option is granted. Options granted under the New Plan may be exercised during a period not exceeding ten (10) years, subject to earlier termination in particular circumstances. Except as may be specifically provided for in the New Plan, the options are non-transferable. The New Plan contains provisions for adjustment in the number of Common Shares issuable thereunder in the event of a subdivision, consolidated, reclassification or change of the Common Shares, a merger, consolidation, amalgamation or other relevant changes in the Corporation's capitalization. The board of directors may from time to time amend or terminate the New Plan.

The foregoing is a summary of some of the provisions of the New Plan only. The full text of the New Plan is set forth is Schedule "A" to this Information Circular. In order to be effective, the foregoing resolution must be approved by a majority of the votes cast at the Meeting. If the requisite shareholder approval is not obtained, the New Plan will not be effective and the 1988 Plan will continue to govern the granting of options by the Corporation. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides a summary of compensation earned during each of the Corporation's last three fiscal years by the Corporation's Chief Executive Officer (the "Named Executive Officer"). There are no other executive officers of the Corporation whose total salary and bonus exceeded $100,000 during any such year.

                                              Annual Compensation                        Long Term Compensation

     Name and                                                     Other Annual            Number of Common
     Principal Position       Year    Salary          Bonus       Compensation (1)     Shares Under Option
         Fred A. Litwin       2003     $50,000 (2)      Nil         $108,000               126,875
         President & CEO      2002     $50,000 (2)      Nil         $258,000               126,875
                              2001     $50,000 (2)      Nil         $252,000               126,875

NOTES:

(1) The amounts in this column relate to annual management fees paid by the Corporation and its subsidiaries to Forum Financial Corporation ("Forum") for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.


(2) This amount represents $50,000 paid by Polyair Inter Pack Inc. ("PPK") to Fred A. Litwin. Mr. Litwin serves as Chairman of the Board of PPK. As of March 11, 2004, the Corporation owns approximately 23% of the issued and outstanding voting securities of PPK. Prior to March 11, 2004, the Corporation controlled PPK.

Compensation of Directors
Each director of the Corporation who is not a salaried officer or employee of the Corporation or its operating subsidiaries is entitled to an annual retainer fee of $5,000.


Options Granted during the Fiscal Year Ended December 31, 2003
There were no options granted to Executive Officers of the Corporation during the fiscal year ended December 31, 2003.

Options Exercised during the Fiscal Year Ended December 31, 2003
There were no options exercised by Executive Officers of the Corporation during the fiscal year ended December 31, 2003. Particulars for the fiscal year end value of unexercised options are as follows:


  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------
                                                                                                      Value of Unexercised
                                                                                                      in-the-Money Options
                                                                              Unexercised Options        at FY-End ($)
                             Securities Acquired        Aggregate Value            at FY-End             Exercisable /
                               on Exercise (#)           Realized ($)            Exercisable /           Unexercisable
  Name/Position                                                                  Unexercisable

  Fred A. Litwin                     NIL                     $ NIL               126,875 / NIL           $670,119 / NIL
  President
  ------------------------- ----------------------- ------------------------ ----------------------- -----------------------

Composition of the Compensation Committee
The Corporation does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Corporation ended December 31, 2003, the board of directors consisted of the following individuals: Fred A. Litwin, Irwin Singer, Morton Litwin, Stan Abramowitz and Tony Falbo.

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSE 300 Composite Index for the period commencing December 31, 1998 and ending December 31, 2003.

[OBJECT OMITTED]

MANAGEMENT CONTRACT
Administrative services are provided to the Corporation and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $36,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Additionally, at the Corporation's request, Forum analyzes potential investments, business opportunities and ventures, and assists in the decision making process relating to the Corporation's and its subsidiaries' various investment interests on a fee-for-service basis.

APPOINTMENT AND REMUNERATION OF AUDITORS
Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger Grill Schwartz Cohen & March LLP, Chartered Accountants ("Kraft Berger"), as auditors of the Corporation, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision-making and as such the Board is committed to thorough and effective corporate governance arrangements. The Toronto Stock Exchange (the "TSX") has issued guidelines for effective corporate governance (the "TSX Guidelines") and requires listed companies to disclose their corporate governance practices on an annual basis with reference to the TSX Guidelines. The board itself, however, has considered the TSX Guidelines and believes that its approach to corporate governance is working effectively for the Corporation and its shareholders. In particular, the board considers that many of the TSX Guidelines are better suited to corporations larger than the Corporation (such as financial institutions and large industrial corporations) and corporations, the shares of which are more widely held than those of the Corporation.

Recently, the Ontario Securities Commission issued draft corporate governance rules intended to outline "best practices". These rules, when implemented, would replace the TSX Guidelines. The Board is carefully monitoring the draft rule as well as other developments in recommended corporate governance `best practices" with reference to its own corporate governance practices with a view to continually augmenting and improving its own practices and procedures.


The Board of Directors
The Corporation's board of directors is responsible for the supervision of the management of the Corporation's business and affairs. Under its governing statute (the Business Corporations Act (Ontario)), the board is required to carry out its duties with a view to the best interests of the Corporation. To assist it in fulfilling this responsibility, the board has specifically recognized its responsibility for the following areas: a) adoption of a strategic planning process; b) identification of the principal risks of the Corporation's business and monitoring the implementation of appropriate systems to manage these risks; c) succession planning, including appointing, training and monitoring senior management; d) implementation of a communications policy to facilitate communications with shareholders and others involved with the Corporation; and e) integrity of the Corporation's internal control and management information systems.

The board discharges its responsibilities directly and through its committees. At regularly scheduled meetings, members of the board receive and discuss reports on the subsidiary companies as well as on the Corporation's overall financial position and its investments. Strategic, financial and succession plans are approved. In addition, development and issues of current relevance are reviewed, and reports of board committees are received and considered. The frequency of the meetings of the board of directors as well as the nature of agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces.

Five members are to be nominated for election to the board. The board must have a sufficient number of directors to carry out its duties efficiently, while presenting a diversity of views and experience. The board reviews the contributions of the directors and considers whether the current size of the board promotes effectiveness and efficiency. The board believes that the appropriate size of the board is five members.

The board reviews directors' compensation annually. During its most recently ended fiscal year the Corporation did not compensate any of its directors for services rendered in their capacity as directors.

The TSX Guidelines focus on the composition of the board of directors of the Corporation and, in particular, on the number of unrelated directors who make up such board. In the TSX Guidelines, an unrelated director is a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the Corporation, other than an interest arising from shareholding. The TSX Guidelines also focus on the importance of having an appropriate portion of board members who are free from any interest or relationships with a significant shareholder of the Corporation, i.e. a shareholder controlling more than 50% of the voting securities. Fred A. Litwin, President and a director of the Corporation, directly owns 0.1% of the Corporation and indirectly controls approximately 52.8% of the Corporation through Mar-Risa and its subsidiary DG, Forum and First Corporate.

The board has concluded that, with the exception of Sol D. Nayman, the nominees for election to the board of directors are "related" within the meaning of the TSX Guidelines. Although the Corporation does not presently have any "unrelated" directors, and following the election of the current nominees it will have only one "unrelated" director, the board believes that the current composition of the board is appropriate in the Corporation's circumstances. The Corporation's principal shareholder, DG, is indirectly controlled by Fred A. Litwin, President and a Director of the Corporation. Mr. Litwin has been associated with the Corporation since 1968 and has been instrumental in its growth and success over the years. The early role of Mr. Litwin in the Corporation and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the board. Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the board with respect to the Corporation's financial affairs, and his expertise in financial matters makes him well suited to serve as Chief Financial Officer and as a member of the board. While each of the other current members of the board are not "unrelated", they are not officers or employees of the Corporation and each of them brings unique business experience to the board which is key to the growth and success of the Corporation. The board is satisfied that it would be able to function independently of management should this be required. While the board has concluded that all of its directors are "related" within the meaning of the TSX Guidelines, it would only regard Messrs. Litwin and Abramowitz as representing "management" and, consequently, the majority of the board may be constituted as a "non-management" committee as and when deemed appropriate.

The board believes that its relationship with management in supervising the management of the business and affairs of the Corporation is appropriate, and that the focus in the TSX Guidelines on the independence of the board from management is neither necessary nor desirable in the Corporation's circumstances. The current management's significant contributions to the formation and continued growth of the Corporation and the confidence which the board understands shareholders to have in that management are factors supporting the board's opinion that additional independence is not in the Corporation's best interests. However, in order to assist the board in ensuring that the Corporation's system of corporate governance continues to suit its needs, as indicated above, the board has constituted a Corporate Governance Committee which will monitor the performance of the board in light of the TSX Guidelines and recommend modifications where appropriate.


Committees
The board and its committees (consisting of an Audit Committee and Corporate Governance Committee) operate efficiently and are available to consider the views of management and investors concerning their needs and decisions affecting the Corporation. All committees have at least one member who is not an officer or employee of the Corporation or any of its affiliates.

Audit Committee
The Audit Committee operates under guidelines established by the Canadian Securities Administrators in 1990 and follows recommendations of the Corporation's outside auditors to enhance the effectiveness of those published guidelines. In addition to carrying out its statutory legal responsibilities (including review of the Corporation's annual financial statements prior to their presentation to the board) the Audit Committee reviews all financial reporting, including interim financial statements and management's discussion and analysis in the Corporation's annual report. The Committee meets with the Corporation's external auditors and with members of management at least twice a year (and more frequently as necessary) to assist it in the effective discharge of its duties. The Audit Committee also recommends to the board the auditors to be appointed as the Corporation's auditors at the annual meeting and terms of their remuneration.

Corporate Governance Committee



As indicated above, the Corporation has established a Corporate Governance Committee with general responsibility for developing the Corporation's approach to governance issues including recommending to the board limits to management's responsibilities. At present, in addition to those matters which must by law be approved by the board, management is required to seek board approval for any transaction which is out of the ordinary course of business or could be considered to be "material" to the business of the Corporation. As a matter of practice, all significant decisions affecting the Corporation and its subsidiaries are approved by the board of directors prior to their implementation.


The Corporate Governance Committee also has responsibility for recommending to the board internal guidelines on corporate governance issues in the context of the Corporation's particular circumstances and to recommend the making of appropriate adjustments as necessary to accommodate the changing needs of investors and the Corporation in the context of the TSX Guidelines. The assessment of board performance is within the mandate of this Committee, as is the identification of characteristics required in new board members. However, the actual nomination of new board members remains with the board of directors of the Corporation which has, in the past, identified individuals which the board believes have had the experience and training necessary to meet the needs of the Corporation.


The Corporation has not appointed a new director since 1991. In the event that a new director were to be appointed in the future, the Corporate Governance Committee would provide an orientation and education program consisting of the provision of written information concerning the business and affairs of the Corporation and briefings from senior management and other directors.

The board has determined that any director that wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of the Corporation, after obtaining the authorization of the Corporate Governance Committee.

Response to Shareholders
Management is available to shareholders to respond to questions and concerns on a prompt basis. The board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered are responsive and effective.

Expectations of Management
The board works closely with members of management. The board's access to information relating to the operations of the Corporation, through the membership on the board of directors of several key members of management and, as necessary, the attendance by other members of management at the request of the board, are key elements to the effective and informed functioning of the board of the Corporation.

The Corporation's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Corporation's business to be co-coordinated and integrated across all areas of the Corporation's operations. All of the directors of the Corporation who hold management positions in the Corporation are also members of this committee. Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Corporation which they are then able to impart to other members of the board.


The board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding means to deal with these opportunities and risk for the benefit of the Corporation. The board is confident that the Corporation's management responds ably to this expectation.

INTEREST OF INSIDERS IN MATERIAL TRANSACTION
In 2001 the Corporation issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Corporation also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $5.25 per warrant pursuant to the long-term debt repayment options. $550,000 of this debenture remains outstanding as at December 31, 2003. Fred A. Litwin, the President, a director and controlling shareholder of the Corporation, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Corporation and an officer of Cambrelco.

Cambrelco provided a demand loan to the Corporation. This demand loan bears interest at 10% per annum with interest payable on a monthly basis. As at December 31, 2003, the Corporation owed $250,000 of principal in respect of this demand loan. This loan was fully repaid in March, 2004.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

CERTIFICATE
The contents and distribution of this Management Information Circular have been approved by the Corporation's Board of Directors.



                  [Signed]                                     Toronto, Ontario
--------------------------------------------
STAN ABRAMOWITZ, SECRETARY                                     May 7, 2004

                                  SCHEDULE "A"

                      CONSOLIDATED MERCANTILE INCORPORATED

                             2004 STOCK OPTION PLAN

PART I -  INTRODUCTION

1.01     Purpose

         The purpose of the Plan is to secure for Consolidated Mercantile Incorporated (the "Company"), and its shareholders the benefits of incentive inherent in share ownership by the directors, officers and key employees of the Company and its Affiliated Entities who, in the judgment of the Board, will be largely responsible for the management and growth of the Company's business. The Plan is also designed to enable the Company to grant options to Consultants whose services the Company wishes to retain.

1.02     Definitions

         (a) "Administrator" means an Employee Administrator or an Executive Administrator.

         (b) "Affiliated Entity" means a person or company is considered to be an affiliated entity of another person or company if one is a subsidiary entity of the other or if both are subsidiary entities of the same person or company, or if each of them is controlled by the same person or company.

A person or company is considered to be controlled by a person or company if

         (a) in the case of a person or company

                  (i) voting securities of the first-mentioned person or company carrying more than 50 percent of the votes for the election of directors are held, otherwise than by way of security only, by or for the benefit of the other person or company, and

                  (ii) the votes carried by the securities are entitled, if exercised, to elect a majority of the directors of the first-mentioned person or company;

         (b) in the case of a partnership that does not have directors, other than a limited partnership, the second-mentioned person or company holds more than 50 percent of the interests in the partnership; or

         (c) in the case of a limited partnership, the general partner is the second-mentioned person or company.

A person or company is considered to be a subsidiary entity of another person or company if:

         (a) it is controlled by

                  (i) that other, or

                  (ii) that other and one or more persons or companies, each of which is controlled by that other, or

                  (iii) two or more persons or companies, each of which is controlled by that other; or

         (b) it is a subsidiary entity of a person or company that is that other's subsidiary entity.

          (c) "Associate" has the meaning ascribed thereto in the Securities Act (Ontario).

          (d)  "Board" means the board of directors of the Company.

          (e) "Company" means Consolidated Mercantile Incorporated, a company amalgamated under the laws of the Province of Ontario.

          (f) "Consultant" means an individual, other than an Employee or an Executive of the Company, that:

                  (i) provides on a bona fide basis consulting, technical, management or other services to the Company or to an Affiliated Entity of the Company under a written contract between the Company or an Affiliated Entity and the individual or a Consultant Company or Consultant Partnership of the individual; and

                  (ii) in the reasonable opinion of the Company, spends a significant amount of time and attention on the affairs and business of the Company or an affiliated entity of the issuer.

          (g) "Consultant Company" means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder.

          (h) "Consultant Partnership" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner.

          (i) "Eligible Person" means an Executive or an Employee or a company controlled, directly or indirectly, by an Executive or an Employee, the shares of which are beneficially owned, and will continue to be owned, by such Executive or Employee, or a Consultant or a Consultant Company or Consultant Partnership with which an individual Consultant is associated, or a Registered Retirement Savings Plan ("RRSP") or a Registered Retirement Income Plan ("RRIF") established by an Executive, Employee or a Consultant, of which such Executive, Employee or Consultant is the beneficiary, or an Administrator. In the event that a company ceases to be controlled by an Executive, Employee or a Consultant, any Options granted to such company shall forthwith be terminated.

          (j) "Employee" means an Employee of the Company or of an Affiliated Entity of the Company, other than an Executive of the Company.

          (k) "Employee Administrator" means, for the Company, a trustee, custodian or administrator acting on behalf or for the benefit of Employees, Consultants, Employees and Executives, Employees and Consultants, Executives and Consultants, or Employees, Executives and Consultants, of the Company.

          (l) "Executive Administrator" means, for the Company, a trustee, custodian or administrator acting on behalf or for the benefit of Executives, Employees and Executive, Executives and Consultants, or Employees, Executives and Consultants, of the Company.

          (m)  "Executive" means an Issuer-Officer or an Issuer-Director.

          (n) "Investor Consultant" means a consultant that is a registrant or provides to the issuer or an Affiliated Entity of the Company services provided by a registrant or services consisting of Investor Relations Activities.

          (o) "Investor Relations Activities" means any activities that promote or reasonably could be expected to promote the purchase or sale of securities of the Company or an Affiliated Entity of the Company, other than

                  (a) the dissemination of information provided, or records prepared, in the ordinary course of the business of the Company

                           (i) to promote the sale of products or services of
the Company, or

                           (ii) to raise public awareness of the Company; or

                  (b) activities or communications necessary to comply with the requirements of

                           (i) Ontario securities law, or

                           (ii) the by-laws, rules of other regulatory
instruments of a self-regulatory organization.

          (p) "Issuer-Director" means a director of the Company or of an Affiliated Entity of the Company.

          (q) "Issuer-Officer" means an officer of the Company or of an Affiliated Entity of the Company.

          (r) "Market Price" at any date in respect of the Shares means, if the shares are listed on a stock exchange, except as otherwise provided by the rules of such stock exchange, the closing sale price of such Shares on such stock exchange on which the Shares are listed and posted for trading on the last day that the Shares traded immediately prior to such date; provided that if the Shares are listed on more than one stock exchange, one of which is the Toronto Stock Exchange (the "TSX"), then the Market Price shall be, the closing sale price of such Shares on the TSX, but if the Shares are not listed on the TSX, then the Market Price shall be the closing sale of such shares on the stock exchange on which the greatest volume of Shares traded on such trading day. In the event that the Shares are not listed and posted for trading on any stock exchange but are quoted on either NASDAQ or the Canadian Unlisted Board ("CUB") then, subject to the applicable rules of NASDAQ or CUB, the Market Price shall be the closing sale price of the Shares on the last day that the Shares traded prior to the date of determination of the Market Price. In the event that such Shares are not listed and posted for trading on any stock exchange in Canada, or quoted on NASDAQ or CUB, the Market Price shall be determined by the Board in its sole discretion.

          (s) "Non-Transferable Option" shall mean an Option the terms of which prohibit transfer except in the case of

                  (a) the death of the individual option holder as outlined in subsection 2.08(a) herein;

                  (b) transfers, whether or not such transfers constitute trades,

                           (i) between any of an Employee of the Company, a subsidiary entity of that Employee, a RRSP established by or for that Employee or under which that Employee is the beneficiary and a RRIF established by or for that Employee or under which that Employee is the beneficiary;

                           (ii) between any of an Executive of the Company, a subsidiary entity of that Executive, a RRSP established by or for that Executive or under which that Executive is the beneficiary and a RRIF established by or for that Executive or under which that Executive is the beneficiary; or

                           (iii) between any of an individual who is a Consultant of the Company, that individual's Consultant Company, that individual's Consultant Partnership, a RRSP established by or for that individual or under which that individual is the beneficiary and a RRIF established by or for that individual or under which that individual is the beneficiary;

                  (c) a transfer to

                           (i)      a spouse of the Optionee,

                           (ii)     a minor child of the Optionee,

                           (iii)    a minor grandchild of the Optionee, or

                           (iv) a trust, of which at least one of the trustees is the Optionee and the beneficiaries of which are one or more of the Optionee and a person referred to in subsection (i), (ii) and (iii) of section
                                    (c) of this definition above.

          (t) "OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

          (u) "Option" shall mean an option granted under the terms of the Share Option Plan.

          (v) "Option Period" shall mean the period during which an Option may be exercised.

          (w) "Optionee" shall mean an Eligible Person to whom an Option has been granted under the terms of the Share Option Plan.

          (x) "Outstanding Issue" at any particular time means the number of Shares of the applicable class of the Company outstanding, excluding Shares issued to Executives pursuant to the exercise of Options during the twelve month period prior to such time.

          (y) "Participant" means, in respect of the Plan, an Eligible Person who is eligible and elects to participate in the Plan.

          (z) "Plan" means, the Share Option Plan and the term "Plan" means such plan.

          (aa) "Related Person", for the Company, means:

                  (a) a director or senior officer of the Company; or

                  (b) an Associate of a director or senior officer of the Company.

          (bb) "Share Option Plan" means the Plan established and operated pursuant to Part 2 hereof.

          (cc) "Shares" shall mean the common shares of the Company or such other class of shares as the Board may designate.

PART 2 - SHARE OPTION PLAN

2.01     Participation

         Options shall be granted only to Eligible Persons.

2.02     Determination of Option Recipients

         The Board shall make all necessary or desirable determinations regarding the granting of Options to Eligible Persons and may take into consideration the present and potential contributions of a particular Eligible Person to the success of the Company and any other factors which it may deem proper and relevant.

2.03     Price

         The exercise price per Share when Options are granted shall be determined from time to time by the Board but, in any event, shall not be lower than the Market Price.

2.04     Grant of Options

         The Board may at any time authorize the granting of Options to such Eligible Persons as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. The date of each grant of Options shall be the same date as the date upon which the Board authorizes the grant of such Options.

         Each Option granted to an Eligible Person shall be evidenced by a written stock option agreement with terms and conditions consistent with the Plan and as approved by the Board (which terms and conditions need not be the same in each case and may be changed from time to time).

         A director of the Company to whom an Option may be granted shall not participate in the decision of the Board to grant such Option.

2.05     Term of Options

         The Option Period shall be for not more than ten years from the date such Option is granted, but may be reduced with respect to any such Option as provided in section 2.08 hereof covering termination of employment or death of the Optionee.

         Except as set forth in section 2.08, no Option may be exercised unless the Optionee is at the time of such exercise:

         (a) in the case of an Employee, in the employ of the Company or any Affiliate and shall have been continuously so employed since the grant of his or her Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or

         (b) in the case of an Executive, a director or officer of the Company or any Affiliate and shall have been such a director or officer continuously since the grant of his or her Option.

         The exercise of any Option will be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his or her legal representative, legatees or distributees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him, her or them under the terms of the Share Option Plan.

2.06     Restrictions on Grant of Options

         (a) No Options may be granted, nor Shares issued pursuant to the exercise of such Options, to an Eligible Person, except for an Administrator, unless the participation of such Eligible Person in such grant or exercise is voluntary. The participation of such Eligible Person is considered voluntary if such Eligible Person is not induced to participate in such grant or exercise

                  (i) in the case of an Employee, by expectation of the Employee's employment or continued employment by the Company or an Affiliated Entity of the Company;

                  (ii) in the case of an Issuer-Officer of the Company or an affiliated entity of the Company, by expectation of the Issuer-Officer's appointment or employment or continued appointment or employment as an Issuer-Officer of the Company; and

                  (iii) in the case of a Consultant, by expectation of the individual Consultant, the Consultant's Consultant Company or the Consultant's Consultant Partnership being engaged or continuing to be engaged by the Company or an Affiliated Entity of the Company as a Consultant.

         (b) No Option may be granted unless such Option is a Non-Transferable Option; and

         (c) No Option may be granted to an Eligible Person who is a registrant in connection with a distribution.

2.07     Lapsed Options

         If Options are surrendered, terminated or expire without being exercised in whole or in part ("Lapsed Options"), additional Options may be granted which are exercisable to purchase the same number of Shares which could have been acquired upon the exercise of all such Lapsed Options prior to their surrender, termination or expiry.

2.08     Effect of Termination of Employment or Death

         (a) If an Optionee shall die while the Optionee's Option is still outstanding, any Option held by the Optionee at the date of death shall become exercisable, in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution. All such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for the balance of the applicable Option Period.

         (b) If the tenure of a director or officer or the employment of an employee of the Company or its Affiliate or the engagement of a Consultant is terminated ("Termination"), for cause no Option held by such Optionee may be exercised following the date upon which Termination occurred. If Termination occurs for any reason other than cause, then any Option held by such Optionee shall be exercisable, in whole or in part, for a period of six months after such Termination or prior to the expiration of the Option Period in respect thereof, whichever is sooner, or such shorter period of time as may be determined by the Board when the Option is granted.

2.9      Effect of Amalgamation, Consolidation or Merger

         If the Company amalgamates, consolidates with or merges with or into another corporation any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, consolidation or merger if the Participant had exercised his or her option immediately prior to the record date applicable to such amalgamation, consolidation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan.

2.10     Adjustment in Shares Subject to the Plan

         If there is any change in the Shares through or by means of a declaration of stock dividends of Shares other than in the ordinary course, or consolidations, subdivisions or reclassifications of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the purchase price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.

PART 3 - GENERAL

3.01     Number of Shares

         The aggregate number of Shares that may be reserved for issuance under the Plan (including any previous stock option plan) shall not exceed 500,000 Shares, subject to adjustment in accordance with sections 2.9 and 2.10, which number may only be increased with the approval of the shareholders of the Company. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise) shall not exceed 5% of the Outstanding Issue.

3.02     Employment

         Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in any Plan by a Participant is voluntary.

3.03     Approval of Plan

         The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction or any stock exchanges on which the Shares are listed for trading which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Shares shall terminate and any Participant's option price paid to the Company shall be returned to the Participant.

3.04     Administration of the Plan

         The Board is authorized to interpret each Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out such Plan. The interpretation and construction of any provision of any Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

3.05     Income Taxes

         As a condition of and prior to participation in the Plan, a Participant shall authorize the Company in written form to withhold from any remuneration otherwise payable to such Participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.



3.06     Loans to Non-Management Eligible Persons

         Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws the Company may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide gurantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Company (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Company may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Company.

3.07     Compulsory Acquisition or Going Private Transaction

         If and whenever there shall be a compulsory acquisition of the Shares of the Company following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was therefore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had owned and tendered such number of Shares to this bidder.

3.08     Amendments to Plan

         The Board reserves the right to amend, modify or terminate any Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of such Plan which could at any time:

         (a)      materially increase the benefits under such Plan; or

         (b) result in an increase in the number of Shares which would be issued under such Plan (except any increase resulting automatically from an increase in the number of issued and outstanding Shares); or

         (c) materially modify the requirement as to eligibility for participation in such Plan;

shall be effective only upon the approval of the shareholders of the Company. Any amendment to any provision of such Plan shall be subject to approval, if required, by any regulatory body having jurisdiction over the securities of the Company.

3.09     No Representation or Warranty

         The Company makes no representation or warranty as the future market value of any Shares issued in accordance with the provision of any Plan.




3.10     Gender

         For the purposes of this Plan, the singular shall include the plural, and the plural the singular whenever the context so requires, and the masculine, the feminine and the neuter genders shall be mutually inclusive.

3.11     Interpretation

         The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.12     Compliance with Applicable Law, etc.

         If any provision of any Plan of any agreement entered into pursuant to any Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

                      CONSOLIDATED MERCANTILE INCORPORATED


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

On May 8th, 2003, Polyair Inter Pack Inc. ("Polyair"), the Company's specialty pool cover and packaging subsidiary, acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. at a purchase cost of $56.1 million (US$40.2 million). The results of operation have been consolidated from the date of acquisition. The purchase cost was allocated to the fair value of the net assets. The final purchase cost was financed through cash and the issuance of a U.S. $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair at a price per share of U.S. $8.35. The note is convertible at the option of the holder any time after March 31, 2004. The note can be settled, at the option of Polyair, after March 31, 2006 through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares of Polyair.

The acquisition of Atlantic/Jacuzzi assets and product lines had a significant impact on the year-end balance sheet of the Company as at December 31, 2003. The Company's working capital amounted to approximately $22 million at December 31, 2003, compared to $22 million at December 31, 2002 and $1 million at December 31, 2001. The ratio of current assets to current liabilities was 1.32:1, 1.52:1 and 1.01:1 at December 31, 2003, 2002 and 2001, respectively. The Company's cash on hand was $1.5 million at December 31, 2003, as compared to $5.6 million at December 31, 2002 and $2.2 million at December 31, 2001. The increase in working capital in 2002 was due to the fact that Polyair had entered into a new multi-year credit facility and its term loans were reclassified as long-term debt.

Accounts Receivable increased by approximately $7.4 million over the previous year's level. Accounts Receivable increased by approximately $9.5 million as a result of the acquisition of Atlantic/Jacuzzi. This increase was partially offset by a decrease in Accounts Receivable due to the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

Inventories were $45.3 million at the end of fiscal 2003, an increase of $20.7 million from the previous year with $17.5 million related to the acquired Atlantic/Jacuzzi business. The remaining increase in inventories was due to a carry over by Polyair of pool product finished goods, as sales were below expectations in the fall season, increases in the cost of resin and increased inventory levels to service expected customer demand. Inventories of Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, decreased by approximately $2.0 million from 2002. This decrease in Distinctive's inventories was a result of increased 2002 inventories in order to take advantage of favourable raw material prices at that time. The overall increase in inventories was also partially offset by a decrease due to the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

Accounts Payable and Accrued Liabilities increased by approximately $10.6 million over the prior year, with $10.4 million related to the acquired Atlantic/Jacuzzi business. Accounts payable balances were impacted by a decrease in Distinctive's payables and the exchange fluctuation resulting from the strengthening of the Canadian Dollar.

The Company's total debt, net of cash and short-term investments increased by approximately $19.8 million as at the end of fiscal 2003 to $52.5, million compared to $32.7 million at the prior year-end. The increase was due to the $17.3 million increase in the bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above, and the start up by Polyair of PXL Cross Linked Foam Corp., the joint venture that began production this past May.
At the Company's year end, Polyair had unused available borrowing capacity of approximately U.S. $4.9 million under its existing facility compared to U.S. $6.4 million in the previous year. Distinctive had unused available borrowing capacity of approximately $7.3 million at December 31, 2003 and 2002.

Cash provided by operations before changes in non-cash working capital increased to $16.6 million from $16.5 million in 2002 and $14.6 million in 2001. The purchase of new equipment for $13.9 million was mainly financed through cash generated from operations.


RESULTS OF OPERATIONS

General
The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001.

                                          2003              2002          2001
                                          ----              ----          ----

         Sales                          $254,512          $240,934     $225,858
         Gross profit                     62,698            61,765       53,371
         Expenses                         51,851            49,429       47,149
         Earnings for the year             2,869             2,853        1,245

Sales

Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses
Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses

During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.

Income Tax Provision
The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation has not had a material impact on the results of the Company's operations in its last fiscal period, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.


RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Approximately 69% (2002 - 72%; 2001 - 72%) of the Company's sales revenues are generated primarily in the United States in U.S. dollars. The average exchange rate for income statement translation was $1.45 in 2003, $1.57 in 2002, and $1.54 in 2001. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. The Company purchases goods and services in both Canadian and U.S. dollars. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During the year Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

Consistent with other business, the Company faces a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

         Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

         Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the realization of these future tax assets.
RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTSDuring the year, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements).

                     CONSOLIDATED MERCANTILE INCORPORATED





                             ANNUAL INFORMATION FORM







                                  May 18, 2004

Item 1. INCORPORATION OF THE COMPANY

Consolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940, under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company on December 2, 1948, changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd., on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to its present name, Consolidated Mercantile Incorporated.

Item 2. DEVELOPMENT OF THE COMPANY'S BUSINESS

The Company carries on business as an investment management holding company with investments in operating companies and subsidiaries. The Company invests selectively and concentrates its assets primarily in industries which it believes have the potential for significant return on equity. The Company takes on an active role in the policy and development of the companies in which it invests. It is generally the intention of the Company to be in a position to exercise significant influence over the activities of these companies. The Company, however, does not normally participate in the day-to-day management of these companies, believing they should have their own skilled staffs and specialized operating personnel. The role of the Company, through membership on the boards of those companies, is to remain innovative and growth-oriented. Attention also centers on the maintenance of appropriate financial controls, good management development policies and broad research and innovation strategies.

Item 3. BUSINESS OF THE COMPANY
General

The Company has significant investments in three principal industry segments being (i) the manufacture of specialty covers and pool products (ii) the manufacture of packaging materials and (iii) the manufacture of furniture; and in two geographic segments being Canada and the United States.

Specialty Pool Covers and Packaging

The Company's packaging and specialty pool cover division consists of a 23.3% interest (44.5% until March 2004) in Polyair Inter Pack Inc. ("Polyair") (56% until March 2004, including by way of voting rights under a shareholder agreement with operating management) which in turn owns 100% of Cantar/Polyair Corporation, a Delaware corporation ("CPC") which manufacturers packaging and specialty cover products ("CPC"). Polyair was organized to effect a capital restructuring and initial public offering of this unit (the "IPO") which closed on February 20, 1996. The Polyair IPO offered and sold to the public 2,800,000 common shares, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share on exercise of the underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC ("Glencoe"), a Chicago-based private equity firm. Under the terms of the agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. This sale has substantially enhanced the Company's working capital and allows the Company to build on its expanded equity base.

Polyair manufactures and markets packaging and pool products, which are sold to approximately 3,000 distributors in North America. It's packaging products include air bubble products such as Durabubble(R) wrap, EcoLite(R) mailing bags, Star Foam(R) and FlexFoil(R) insulation products; its pool products include Aquacover(R) air bubble solar blankets, safety covers, above ground pools, solar blanket reel systems, water tubes, vinyl liners, vinyl floats and winter covers.

Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. Polyair's sales revenues are generated primarily in the United States in U.S. dollars. Approximately 79% of Polyair's 2003 sales were derived from customers in the United States, where seven of Polyair's eleven manufacturing facilities are located. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate. Polyair's revenues for the fiscal year ending October 31, 2003 were approximately US$143 million, resulting in net income of approximately US$4.4 million.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors. Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical in nature and are subject to general economic conditions that affect the market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S. and with new product introductions and innovations.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to protection of the environment. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair. [See Item 5. Management's Discussion and Analysis - Risks and Uncertainties]

Polyair's packaging division participates in a large market which is experiencing dramatic growth in North America and most international markets. Management believes the industry will experience ongoing consolidation, which will provide strategic acquisition opportunities.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair's largest competitors are Sealed Air Corporation, with 2003 world wide revenues of US$3.5 billion, and Pactiv Corporation with 2003 world wide revenues of US$3.1 billion.

Based on statistics provided in the most recent pool and spa market study available from the National Spa and Pool Institute, Polyair considers itself a leading North American supplier of solar pool covers. No single company has a dominant share of the market for solar pool covers or any other pool-related product line. Polyair believes that its product volume and range is a significant competitive advantage, enabling customers to limit the number of suppliers, reduce transactions and take advantage of volume incentive rebates.

Polyair manufactures a variety of private label packaging products for large office supply distributors who re-sell to major retailers. With respect to its pool products, Polyair has developed a variety of strategic relationships with large retailers such as Canadian Tire Corporation Limited and Leslie's Poolmart, a leading U.S. specialty retailer of swimming pool supplies and related products.

Polyair participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. To locate distributors, Polyair utilizes directories of distributors and data provided by buying groups to which many of Polyair's existing distributors belong, in addition to receiving unsolicited inquiries from distributors seeking to market Polyair's product lines.

Polyair has no long-term contracts for the distribution of its products and, in Polyair's fiscal year ended October 31, 2003, no customer accounted for more than 10% of Polyair's revenues.

Polyair owns several patents. The most important are for its new proprietary Air Space Pillow Packaging System and its recently obtained patents for its Secur-A-Matic Automatic Safety Cover System and the Secur&Clean solid pool protection system. The Air Space Pillow Packaging System provides an ideal packaging solution for the e-commerce merchant. Polyair's automatic safety cover System provides an esthetically attractive product that fulfills the demand for high-end pool protection products. The Secur&Clean proprietary technology enables Polyair to produce a safety cover which passes the applicable U.S. performance standards for safety covers, is non-porous, and therefore keeps the pool cleaner in the off-season.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of US$40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair's stock at a price per share of US$8.35. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through payment of cash or issuance of 598,802 fully paid and non-assessable Series A preference shares.


Furniture Products

The Company's furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive Designs Furniture Inc. ("Distinctive"). Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. Lanark held the Lanark trade name, with all manufacturing and marketing already effected by Distinctive.

The Furniture Division focuses on the manufacture and sale of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores as well as a growing number of customers in the United States. The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Furniture Division purchases wood frames, fabrics and leather from a variety of third party suppliers. The Furniture Division maintains a design department, continually updating and modifying product lines to meet changing trends.


Other Investments

The Company holds an aggregate of 1.44% interest (5.04% at December
31, 2003) in Genterra Inc. ("Genterra"), an Ontario public company with investments in real estate, mortgages and other loans.

FINANCIAL  INFORMATION  RELATING  TO INDUSTRY  AND  GEOGRAPHIC  SEGMENTS
Fiscal 2003

Industry Segments:

                                                            Packaging
                                                             Products       Pool Products       Furniture       Consolidated
                                                             --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               130,202,123       77,411,662        46,898,349       254,512,134
                                                            ===========       ===========       ========== =================


        Operating profit                                     21,776,938        6,643,885           879,396        29,300,219
                                                            ===========       ==========        ==========
        Corporate expenses                                                                                       (6,585,155)
        Other income                                                                                                  67,654
        Amortization                                                                                             (9,179,295)
        Interest                                                                                                 (2,688,689)
        Income taxes                                                                                             (4,261,988)
        Non-controlling interest                                                                                 (3,786,937)
        Equity in earnings of significantly influenced company                                                         2,750
                                                                                                                ------------
        Earnings for the year                                                                                      2,868,559
                                                                                                                ============



        Identifiable assets                                  69,996,044       52,492,089        14,308,270       136,796,403
                                                            ===========       ==========        ==========

        Corporate assets                                                                                          12,285,701
                                                                                                                ------------

        Total assets                                                                                             149,082,104
                                                                                                                ============



        Capital expenditures (net)                           10,101,789        2,104,115           910,156        13,116,060
                                                            ===========       ==========        ==========

        Corporate                                                                                                    802,675
                                                                                                                ------------

        Total capital expenditures (net)                                                                          13,918,735
                                                                                                                ============

        Amortization                                          6,241,094        1,262,178           563,620         8,066,892
                                                            ===========      ===========        ==========

        Corporate                                                                                                  1,112,403
                                                                                                                ------------

        Total amortization                                                                                         9,179,295
                                                                                                                ============

Geographic Segments:
                                                           Canada        United States        Europe         Consolidated
                                                           ------        -------------        ------         ------------
                                                              $                $                 $                $

        Sales                                                75,032,208      175,446,190         4,033,736      254,512,134
                                                            ===========     ============       =========== ================

        Property, plant, equipment and goodwill              19,771,379       32,207,278                 -       51,978,657
                                                            ===========     ============       ===========

        Corporate                                                                                                 2,287,711
                                                                                                                 ----------

        Total property, plant, equipment  and
        goodwill                                                                                                 54,266,368
                                                                                                                ===========

Fiscal 2002



Industry Segments:
                                                          Packaging
                                                           Products        Pool Products       Furniture       Consolidated
                                                           --------        -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               133,967,656       53,675,616        53,290,502       240,933,774
                                                           ============      ===========       ===========      ============


        Operating profit                                     22,972,209        7,121,997         1,922,455        32,016,661
                                                           ============      ===========       ===========
        Corporate expenses                                                                                       (6,104,951)
        Other income                                                                                                  79,769
        Amortization                                                                                            (10,223,145)
        Interest                                                                                                 (2,920,777)
        Loss on extinguishment of debt                                                                             (432,140)
        Income taxes                                                                                             (5,192,814)
        Non-controlling interest                                                                                 (4,272,945)
        Equity in earnings of significantly influenced company                                                        19,638
        Loss on disposal of investment                                                                             (115,978)
                                                                                                                ------------
        Earnings for the year                                                                                      2,853,318
                                                                                                                ============



        Identifiable assets                                  70,500,780       23,488,300        16,364,995       110,354,075
                                                           ============      ===========       ===========
        Corporate assets                                                                                          12,987,624
                                                                                                                ------------
        Total assets                                                                                             123,341,699
                                                                                                                ============

        Capital expenditures (net)                            6,884,912          722,248           521,716         8,128,876
                                                           ============      ===========       ===========
        Corporate                                                                                                    585,649
                                                                                                                ------------
        Total capital expenditures (net)                                                                           8,714,525
                                                                                                                ============

        Amortization                                          6,745,172        1,221,542           810,364         8,777,078
                                                           ============      ===========       ===========
        Corporate                                                                                                  1,446,067
                                                                                                                ------------
        Total amortization                                                                                        10,223,145
                                                                                                                ============

Geographic Segments:
                                                                               Canada        United States     Consolidated
                                                                               ------        -------------     ------------
                                                                                 $                 $                 $
        Sales                                                                 68,113,691       172,820,083       240,933,774
                                                                             ===========      ============      ============

        Property, plant, equipment and goodwill                               14,942,571        38,820,593        53,763,164
                                                                             ===========      ============
        Corporate                                                                                                  2,499,220
                                                                                                                ------------
        Total property, plant and equipment and goodwill                                                          56,262,384
                                                                                                                ============

Fiscal 2001

Industry Segments:
                                                         Packaging
                                                          Products       Pool Products       Furniture       Consolidated
                                                          --------       -------------       ---------       ------------
                                                              $                $                 $                 $
        Sales                                               123,735,757       48,152,140        53,969,732       225,857,629
                                                           ============      ===========       ===========      ============


        Operating profit                                     17,554,667        3,520,172         3,023,970        24,098,809
                                                           ============      ===========       ===========
        Corporate expenses                                                                                       (3,760,750)
        Other income                                                                                                  26,497
        Amortization                                                                                             (9,351,659)
        Interest                                                                                                 (4,380,670)
        Write-down of portfolio investment                                                                         (384,153)
        Income taxes                                                                                             (2,810,946)
        Non-controlling interest                                                                                 (2,166,598)
        Equity in loss of significantly influenced company                                                          (25,138)
                                                                                                                ------------
        Earnings for the year                                                                                      1,245,392
                                                                                                                ============

        Identifiable assets                                  71,094,465       29,039,584        18,897,814       119,031,863
                                                           ============      ===========       ===========

        Corporate assets                                                                                           9,793,774
                                                                                                                ------------

        Total assets                                                                                             128,825,637
                                                                                                                ============

        Capital expenditures (net)                            6,485,987        1,016,323           289,854         7,792,164
                                                           ============      ===========       ===========

        Corporate                                                                                                    652,910
                                                                                                                ------------

        Total capital expenditures (net)                                                                           8,445,074
                                                                                                                ============

        Amortization                                          6,507,546          891,592           625,808         8,024,946
                                                           ============      ===========       ===========

        Corporate                                                                                                  1,326,713
                                                                                                                ------------

        Total amortization                                                                                         9,351,659
                                                                                                                ============

Geographic Segments:
                                                                             Canada        United States     Consolidated
                                                                             ------        -------------     ------------
                                                                               $                 $                 $

        Sales                                                                 63,164,972       162,692,657       225,857,629
                                                                            ============      ============      ============



        Property, plant, equipment and goodwill                               43,532,510        11,108,658        54,641,168
                                                                            ============      ============

        Corporate                                                                                                  3,103,611
                                                                                                                ------------

        Total property, plant, equipment  and goodwill                                                            57,744,779
                                                                                                                ============

Item 4.  SELECTED CONSOLDIATED FINANCIAL INFORMATION

SUMMARY OF OPERATING DATA                                          Year  Ended December 31
                                 2003                2002                 2001                 2000                  1999
-----------------------------------------------------------------------------------------------------------------------------------
Sales                        $254,512,134       $240,933,774         $255,857,629          $207,205,490          $168,088,403
Cost of Sales                 191,814 022        179,169,093          172,486,659           158,734,310           130,245,502
Gross Margin                   62,698,112         61,764,681           53,370,970            48,471,180            37,842,901
Expenses                       51,851,032         49,429,033           47,149,393            40,033,121            31,458,962
Net Earnings                    2,868,559          2,853,318            1,245,392             1,734,665             1,463,656

Cash provided by (used in)
Operation                      45,208,066         30,515,581            8,900,670               232,148            13,444,711

Weighted Average Number
of shares outstanding
       Basic                    4,868,096          4,863,810            4,877,105             5,062,937             5,101,759
       Fully Diluted            5,683,318          5,445,549            4,989,502             5,062,937             5,101,759
Earnings per share
       Basic                        $0.59              $0.56                $0.23                 $0.32                 $0.26
       Fully Diluted                $0.50              $0.50                $0.22                 $0.32                 $0.26


                                                                   As at December 31
                                 2003                2002                 2001                 2000                  1999
---------------------------------------------------------------------------------------------------------------------------------
Working Capital              $ 21,874,325       $ 21,966,446             $999,131          $ 13,342,231           $13,495,272
Total Assets                  149,082,104        123,341,699          128,825,637           121,666,598            93,719,217
Total Debt                     54,066,363         38,421,200           54,981,345            51,467,983            32,560,635
Shareholders' Equity           21,812,109         21,190,516           18,432,176            17,066,055            15,543,387
Additions to Plant,
   Property & Equipment        13,918,735          8,714,525            8,445,074            11,501,918            10,491,418




QUARTERLY  FINANCIAL  RESULTS
For  the Quarter  Ending
(Expressed  in  thousands  of dollars  except for  Earnings  Per Share Amount)

Fiscal 2003                  First                Second            Third            Fourth
                            Quarter              Quarter           Quarter           Quarter
                           March 31              June 30          September 30      December 31
--------------------------------------------------------------------------------------------------
Sales                      $50,777               $59,286           $78,970           $65,479
Earnings before
  Extraordinary items          131                   810               936               992

Net Earnings                   131                   810               936               992

Earnings per share
     Basic                   $0.02                 $0.16             $0.19             $0.22
     Diluted                 $0.02                 $0.15             $0.17             $0.16


Fiscal 2002                  First                Second           Third            Fourth
                            Quarter              Quarter           Quarter          Quarter
                            March 31             June 30         September 30     December 31
------------------------------------------------------------------------------------------------------
Sales                      $52,598               $60,090           $60,583           $67,663
Earnings before
  Extraordinary items          217                   474               845             1,317
Net Earnings                   217                   474               845             1,317
Earnings per share
     Basic                   $0.04                 $0.09             $0.17             $0.26
     Diluted                 $0.04                 $0.08             $0.15             $0.23

The Company currently does not anticipate paying dividends on its Common shares and Preference shares in the foreseeable future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.

Item 5.   MANAGEMENT'S DISCUSSION AND ANALYSISRESULTS OF OPERATIONS

General

The following table sets forth items derived from the consolidated statement of earnings expressed in thousands of dollars from each of the three years ended December 31, 2003, 2002 and 2001.

                                     2003             2002              2001
                                     ----             ----              ----

     Sales                        $254,512         $240,934          $225,858
     Gross profit                   62,698           61,765            53,371
     Expenses                       51,851           49,429            47,149
     Earnings for the year           2,869            2,853             1,245


Sales

Sales for the fiscal year ended December 31, 2003 increased to $254.5 million, compared with $240.9 million for the fiscal year ended December 31, 2002 and $225.9 million for the fiscal year ended December 31, 2001. Polyair's sales were $207.6 million for fiscal 2003, representing an increase of approximately 10.6% over the comparable 2002 period. Polyair's sales for fiscal 2002 were $187.6 million, an increase of approximately 9.2% over 2001. The increase in Polyair's sales was a result of organic growth in the packaging segment and the Atlantic/Jacuzzi asset purchase in the pool segment, which contributed approximately $27.3 million of sales. Increased sales volume of products through the retail network and e-business continued to be the major contributors to the increase in packaging sales. Distinctive's sales were $46.9 million for 2003, $53.2 million for 2002 and $54.0 million for 2001. The decrease in furniture sales in 2003 was as a result of the current economic environment for retailers.

Gross Margins

Gross margin as a percentage of sales decreased to 24.6% for the year ended December 31, 2003, compared with 25.6% for the year ended December 31, 2002 and 23.6% for the year ended December 31, 2001. The decrease in 2003 was primarily due to increase in cost of certain raw materials and the lower gross margin on Polyair's Atlantic/Jacuzzi sales, as Polyair absorbed costs related to the acquisition and integration of these product lines. The improved gross margin for 2002 versus 2001 was due to lower material costs, favourable product mix and higher overhead absorption due to increased volumes.

Selling and Administrative Expenses

Selling and administrative expenses as a percentage of sales for the fiscal year ended December 31, 2003 was 16.1%, compared to 15.4% for the fiscal year ended December 31, 2002 and 15.5% for the fiscal year ended December 31, 2001. The increase was primarily attributable to the incremental costs of the acquired Atlantic/Jacuzzi business.

Other Expenses

During the fiscal year ended December 31, 2003, the Company incurred other expenses of approximately $10.9 million, compared with $12.4 million and $12.1 million during the fiscal years ended December 31, 2002 and 2001 respectively. The decrease of approximately $1.5 million over 2002 was primarily attributable to a decrease in amortization of property, plant and equipment and a non-recurring debt settlement cost incurred in 2002. The net increase in 2002 over 2001 was caused by an increase in amortization resulting from property, plant and equipment acquisitions and a reduction in interest expenses due to lower average borrowings and lower interest rates.

Income Tax Provision

The Company is subject to normal tax credits and is taxed at the usual Canadian corporate rates. The combined federal and provincial tax rate was 36.6% for the fiscal year ended December 31, 2003, 39.0% for the fiscal year 2002 and 42.4% for 2001. The effective tax rate for the fiscal year ended December 31, 2003 was 39.0% compared with 41.8% for fiscal 2002 and 44.9% for fiscal 2001.

Net Earnings
The Company reported net earnings of $2.9 million in fiscal 2003, compared with net earnings of $2.9 million in 2002 and $1.2 million in 2001.

Inflation
Inflation has not had a material impact on the results of the Company's operations in its last fiscal period, and it is not anticipated to materially impact on the Company's operations during its current fiscal year.

RISK AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Approximately 69% (2002 - 72%; 2001 - 72%) of the Company's sales revenues are generated primarily in the United States in U.S. dollars. The average exchange rate for income statement translation was $1.45 in 2003, $1.57 in 2002, and $1.54 in 2001. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. The Company purchases goods and services in both Canadian and U.S. dollars. To reduce its exposure to exchange rate fluctuations, the Company may hedge its currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Demand and pricing for certain of Polyair's protective packaging and pool accessory products are cyclical and seasonal in nature and are subject to general economic conditions that affect market demand. Adverse spring weather may affect pool product sales volumes. Polyair seeks to manage these risks through regional expansion and product line diversification in the major markets of the U.S., and with new product introductions and innovations.

The Company is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. During the year Polyair purchased the pool product assets from Jacuzzi Inc. and Jacuzzi Leisure Products Ltd. Included in these assets was a property in Toronto, Ontario with an environmental ground water deficiency that is not a health hazard requiring remedial action. Polyair's management has reserved for the costs to remediate the property. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by the Company.

Consistent with other business, the Company faces a certain degree of credit risk arising from the sales of products on credit terms to customers. Due to the diversity of its customer base, the Company is not exposed in a material manner to credit risk from any one customer. The Company attempts to mitigate its credit risk through the establishment of credit limits and terms of sales with its customers. Credit limits are reviewed and monitored regularly.

The Company uses various commodity raw materials and energy products in conjunction with its manufacturing processes. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risk related to changes in commodity prices related to these components.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

     Allowance for Doubtful Accounts - The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. Additional allowances may be required if the financial condition of the Company's customers deteriorates.

     Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. However changes in future profitability of the Company may impact the
realization   of  these   future  tax   assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

During the year, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, the impact of which the Company is currently assessing (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2003).


Item 6.  MARKETS FOR SECURITIES

The Company's Common Shares are listed and posted for trading on The Toronto Stock Exchange under the symbol "CMC" and the NASDAQ Stock Market under the symbol "CSLMF".

Item 7.  DIRECTORS AND OFFICERS

         The Directors of the Company are as follows:

======================================================================================================================
                                                                           Number of shares      Unexercised Options
                                                                         beneficially owned,     at Fiscal Year End
   Name and Municipality      Principal Occupation     Date Service        directly or over         Exercisable/
        of Residence                                    Commenced          which control or         Unexercisable
                                                                             direction is
                                                                            exercised (1)
----------------------------------------------------------------------------------------------------------------------
Fred A. Litwin                                          Director -
Toronto, Ontario              Executive              October 31, 1968       2,691,693 (2)              126,875

Irwin Singer  (3) (4)         Barrister &               Director -
Toronto, Ontario              Solicitor                June 7, 1991              Nil                     Nil

Mortin Litwin (4)                                       Director -
Toronto, Ontario              Consultant             December 5, 1978            420                    13,125

Stan Abramowitz (3)           Chief Financial            Director
Toronto, Ontario              Officer,              -December 14, 1996
                              Forum Financial                                    Nil                    56,875
                              Corporation

Tony Falbo (3) (4)            President,                Director -
Toronto, Ontario              Mircom Technologies     March 20, 1984             Nil                     Nil
                              Inc.


NOTES:

(1)The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.

(2) Fred A. Litwin, President and a Director of the Corporation, directly controls 4,914 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.

(3)  Member of Audit Committee.

(4)  Member of the Corporate Governance Committee.


The Officers of the Company are as follows:

                                                                           Number of shares          Unexercised
      Name and                                                           beneficially owned,      Options at Fiscal
  Municipality of       Position with the      Principal Occupation     directly or over which        Year End
     Residence               Company                                   control or direction is      Exercisable/
                                                                              exercised             Unexercisable
---------------------------------------------------------------------------------------------------------------------
Fred A. Litwin
Toronto, Ontario      President               Executive                      2,691,693 *               126,875

Daniel S. Tamkin                              Chief Operating
Long Island, New      VicePresident           Officer,                           Nil                    83,125
York                                          Camtx Corporation

Stan Abramowitz                               Chief Financial
Toronto, Ontario      Secretary               Officer, Forum                     Nil                    56,875
                                              Financial Corporation


* Refer to note (2) above.



Item 8.  ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders which involve the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year. A copy of such documents may be obtained upon request from the Secretary of the Company. The Company's executive office is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: June 14, 2004                     By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary